8/11

08004236

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Takefuji Corp.

*CURRENT ADDRESS

PROCESSED

**FORMER NAME AUG 13 2008

THOMSON REUTERS

**NEW ADDRESS

FILE NO. 82- 04622 FISCAL YEAR 3-31-08

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) [ ] AR/S (ANNUAL REPORT) [✓]

12G32BR (REINSTATEMENT) [ ] SUPPL (OTHER) [ ]

DEF 14A (PROXY) [ ]

OICF/BY: dee

DAT : 8/12/08

TAKEFUJI CORPORATION

TAKEFUJI REPORT 2008

ANNUAL REPORT/CSR REPORT/FACTS & FIGURES



We would like to thank you, our shareholders and investors, for your constant understanding and support. In addition, we would like to express our deep appreciation to all stakeholders—including customers, business partners, and the local communities we serve—for the support they too have shown TAKEFUJI CORPORATION.

We would like to report our business results of the 41st Fiscal Year (FY 2008) ended March 31, 2008.

The industry entered a new era with the amendment to the Money Lending Business Control and Regulation Law and the second-stage enforcement of the new Money Lending Business Law that came into effect in December 2007. The industry has moved from a time of legal regulation to a time of self-regulation, with the rules of the Japan Financial Services Association (JFSA). The business environment in which the consumer finance industry finds itself is becoming harsher every year for a variety of reasons. These reasons include pressure on profits from the continuing large number of refunds of interests and a decline in the direct cash loans to customers due to stricter lending criteria.

Under these circumstances, to comply with the objectives of the amendment, we have been working to facilitate internal rules based on the JFSA self-regulatory rules, and to enhance internal control and internal auditing systems with the aim of improving our total compliance system. We also have implemented stricter lending criteria, have forbidden soliciting customers with borrowings exceeding one-third of their annual income, lowered the interest rate cap for new customers to 18% in preparation for the full enforcement of the amended law in two years' time, while improving assets through scrap and build of branch offices, slimming down the organization by the integration of regional loan collection offices and call centers, and the establishment of loan collection centers, in order to reduce credit costs.

Results for FY 2008 (41st Fiscal Year)

Despite the severe environment for consumer finance business, we secured profitability thanks to your support.

Major Business Results For FY 2008 (Non-Consolidated)

Direct cash loans to customers:	¥ 1.1953 trillion
Number of customer accounts:	1,833,316
Revenues:	¥269.5 billion
Operating income:	¥ 43.7 billion
Ordinary income:	¥ 40.7 billion
Extraordinary losses:	¥ 32.1 billion (of which, loss from liquidation of debt assumption contract*: ¥29.7 billion)
Net income:	¥ 13.1 billion

* In-substance defeasance

A transaction whereby the principal for bonds is entrusted to a trust bank before the bonds are redeemed in order to move the bonds off the balance sheet and also reduce the burden of future interest payments on the bonds and not for the purpose of earning a return that is greater than the interest on the bonds. On May 24, 2007, Takefuji entered into a structured finance transaction for the purpose of a debt assumption of its 30 billion yen domestic bonds (series No.8 for 20 years) to move the bonds off its balance sheet and to reduce interest payments in anticipation of a deteriorating business climate, but on March 3, 2008, the transaction was liquidated due to a drastic decline in the market value of bonds used in the structured finance transaction as a result of the subprime mortgage crisis. Owing to this liquidation, the previously off-balance-sheet bonds became recognized as long-term debt and an extraordinary loss of 29.7 billion yen was posted.

We received a "business improvement order" from the Kanto Local Finance Bureau, which has caused much concern among our stakeholders. We take the order seriously and based on the business improvement plan to prevent recurrence, we conduct training and address permeating the spirit of CSR and compliance in the whole organization to the extent necessary.



The consumer credit market is facing a big change, shifting from competition over quantity to competition over quality. And the competition is expected to be fiercer as institutions including non-bank and credit companies will compete in the same field. We are fully aware that the management must be flexible to better survive this period.

Since its foundation, the basic tenets of the Company have been "Customer First" and "Management Efficiency," which have also formed our strengths. While maintaining these strengths, we will create an innovative business model that is in tune with the new era, which is expected to be one of ongoing severity. We are firmly convinced that the greatest duty entrusted to management is to confront this challenge head-on. We have designated the current year as the first year of our "second foundation," with management and all employees working in unison and utilizing the organization's full capabilities to enhance Takefuji's corporate value.

With humble gratitude for the continued support of all stakeholders, including shareholders and investors.

July 2008

A. Kiyokawa

Akira Kiyokawa
Representative Director & President

Taketeru Takei

Taketeru Takei
Representative Director & Vice President



As competition intensifies due to legislative amendments, TAKEFUJI CORPORATION is aiming to be the first choice of customers, every time.

Representative Director & President
Akira Kiyokawa

April 1964
Joined Nomura Securities Co., Ltd.
May 1993
Senior Managing Director
Retired from Nomura Securities Co., Ltd.
August 1993
Director & President,
The Nomura Trust & Banking Co., Ltd.
June 1999
Director & President,
Nomura Asset Management Co., Ltd.
June 2002
Representative Director & President,
TAKEFUJI CORPORATION
June 2004
Retired from TAKEFUJI CORPORATION
August 2005
Representative Director & President,
F&K Consulting, Inc.
June 2008
Representative Director & President,
TAKEFUJI CORPORATION

Number of Moneylenders


25,000
20,000
15,000
10,000
5,000
0
23,708
18,005
14,236
11,832
9,115
04/3
05/3
06/3
07/3
08/3
Registered Lenders, Nation-wide
Registered Lenders, Local

Q How has the consumer finance industry been affected by the legislative amendments and in which direction is the industry moving?

A Summarizing legislative amendments to date, the partial revision of the Money Lending Business Control and Regulation Law was promulgated in December 2006 with the goal of ensuring appropriate money lending and interest rate systems, restraining excessive borrowing, and resolving the problem of multiple indebted people. At the second stage of enforcement in December 2007, the Money Lending Business Control and Regulation Law became the Money Lending Business Law and the Japan Financial Services Association (JFSA), a self-regulatory organization, was established. The third stage enforcement will be in 2009. Credit information agency and managers of moneylending operations system will be establishied. The law is due to come into full effect in 2010 with the lowering of the maximum lending rate and the introduction of restrictions on total amounts borrowed. In the case of the latter, the loan amount to a single customer will be capped at one third of the customer's annual income; loans above that level will be considered exceeding customers repayment abilities and therefore will be prohibited.

Since Supreme Court rulings in 2006, there has been a rapid increase in claims for refund of interest that fell within an interest bracket gray area. The refunds are squeezing the profits of all companies in the industry. In addition, in anticipation of a lower interest rate cap and the introduction of aggregate debt control in two years, a further advance of oligopoly and a shrinkage of the market are inevitable.

We are facilitating internal rules based on JFSA self-regulatory rules, enhancing internal control and internal auditing systems from a compliance viewpoint, while lowering the interest rate cap and introducing aggregate debt control in preparation for the full enforcement of the law.

Takefuji considers that this is a period to shift from "scale-based competition to quality-based competition." In order to win the competition, we will deepen our already firm roots in local communities, with caring and personable responses to the needs of each customer, to become the first choice of customers, every time.

2nd Stage Enforcement
December 19, 2007

Enforcement of the Money Lending Business Law
-Money Lending Business Law in effect.
-Japan Financial Services Association (JFSA)

→

3rd Stage Enforcement
Slated for around June 2009

Partial Revisions to the Money Lending Business Law
-Test for managers of moneylending operations
-Stricter requirements for entering the business
-Specified credit information agency system

→

Full Enforcement
Slated for around June 2010

Final Revisions to the Money Lending Business Law
-Reduced interest rate cap
-Aggregate debt control
-Stricter requirements for entering the business

Q What is the current trend in claims for refund of interest received from customers and how is the situation of its allowance?

A For FY 2008, refund of interest totaled ¥99.2 billion and the portion of principal impaired was ¥61.2 billion. Although we recognize that trend of refund is still at a high level, a slight decrease can be found in the number of claims since the fourth quarter of FY 2008. While some forecast that the claims will have peaked in the second half of FY 2009, we consider the situation to be still unpredictable.

As for the allowance for the losses for refund of interest received from customers, which covers both the refund and the portion of principal impaired, we believe that it is sufficient since it is calculated based on the actual refund ratio, average balance per claim and recent trends, in accordance with Committee Report No. 37, issued by the Japanese Institute of Certified Public Accountants.

To give just one example of the efforts, after analyzing the details of attribute data of customers who had claimed, we monitored the effectiveness of lowering interest rate for the targeted customers. This was successful to an extent. Therefore, we made a full-fledged start of lowering interest rates for existing customers since April 2008.

Refund of Interest Received from Customers



(¥millions)
(No. of Claims)
12,000
10,000
8,000
6,000
4,000
2,000
0
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
07/4 /5 /6 /7 /8 /9 /10 /11 /12 08/1 /2 /3
Amount Paid
Number of Claims Received

Q What is the trend of credit losses and the state of its allowance?

A Credit losses slightly decreased from ¥100.3 billion FY 2007 to ¥98.2 billion in FY 2008. The main reasons for the decline were stricter lending criteria undertaken in order to improve asset quality, enhancement of customer counseling by expanding the Customer Relations Office, streamlining the organization by integrating the regional loan collection offices and call centers and establishing collection centers.

The balance of allowance for credit losses, which was set in a conservative manner, totaled ¥144 billion at the end of FY 2008, for possible increase of write-offs due to economic slow down, bankruptcy trend and impact of legislative amendments.

We continue efforts in asset improvement and credit cost reduction.

Credit Losses



(¥millions)
(%)
150,000
120,000
9,000
6,000
3,000
0
10
8
6
4
2
0
04/3
05/3
06/3
07/3
08/3
Credit Losses
Credit Losses/Outstanding Loans (%)

Note) Credit losses included those stem from losses for refund of interest received from customers until March 31, 2006.



Cash and Cash Equivalents (Non-consolidated)

(millions)


0
2006/3
2007/3
2008/3

Cash and cash equivalents =
Cash in hand and at Banks + Securities + Short-term loans receivable

Interest-bearing Debt (Non-consolidated)

(millions)


Short-term Borrowings
22,884
Current Portion of Long-term Borrowings
94,274
562,248
Bonds
161,083
Long-term Borrowings
378,280

Q What is Takefuji's financial position and what is the fund-raising outlook?

A At the end of FY 2008, the current portion of long-term borrowings on a non-consolidated basis was ¥94.3 billion, out of ¥562.2 billion of interest-bearing debt. We consider that this can be handled without any problem since we have adequate free cash flows. In addition, with regard to liquidity in hand, cash and cash equivalents rose substantially to ¥148.3 billion on a non-consolidated basis.

As for fund-raising and financial strategies, as the business environment becomes harsher, we aim to diversify funding methods, making it our strategy to maintain some ¥150 billion of liquidity in hand. As part of this strategy, we issued JPY70 billion Euro-yen Convertible Bonds due 2018 (bonds with stock acquisition rights) by third-party allotment in June 2008. Takefuji will continue to operate with a focus on maintaining a stable financial position and work to strengthen its financial base in order to ensure a successful move.

Q In what direction is Takefuji's business moving?

A Takefuji must evolve to confront the challenges of the new era in the consumer finance industry. At a personal level, I am entrusted with the management of Takefuji after four year absence and I am ready to shoulder this responsibility.

First of all, Takefuji will put its utmost efforts into strengthening its compliance system to carry out the business improvement plan, which is a response to the business improvement order, in order to recover the trust of customers so that they can feel comfortable doing business with us.

As for products and services, we are striving to develop middle-risk and middle-return business that is compatible with the objectives of the law amendment by launching new products. We are trying to attract new customers through alliances with companies that possess consumer appeal. In addition, as for guarantee business, we are also examining the development of new businesses utilizing our expertise, including alliances with non-banking firms.

As competition becomes more intense as a result of the legal revisions, the whole Company will pull together and endeavor to always be the first choice of customers, every time.

Q What are Takefuji's policies regarding returns to shareholders?

A Our basic policy is to maintain and provide stable profit returns to shareholders in the long term. For FY 2008, dividends for the full fiscal year were ¥180 per share. For FY 2009, we expect to pay a dividend of ¥60 per share for the full fiscal year, taking into consideration such factors as earnings projections and the environment that the Company is facing.

In addition, the Company implemented a treasury stock acquisition of 3.06 million shares in FY 2008 with the goal of realizing a flexible capital policy and a return to shareholders. The total number, which included shares of treasury stock already held, was 9.65 million shares, or 6.55% of the outstanding shares. Furthermore, we cancelled the treasury stock of 3 million shares on June 30, 2008 and will conduct share buyback of 3 million shares at the maximum from July 1, 2008 to December 29, 2008.

Retained earnings will be allocated to investments that raise corporate value, including various investments to strengthen customer services and the compliance system, and strategic investments to expand the earnings base, while also will be used to strengthen the financial base.

Cash Dividends / Dividend Payout Ratio



(Yen)
(%)
250
200
150
100
50
0
200
150
100
50
0
100
100
230
230
180
19.1
21.1
82.9
193.1
04/3
05/3
06/3
07/3
08/3
Cash Dividends
Dividend Payout Ratio

Q What are the business forecasts for FY 2009?

A Business Forecasts for FY 2009

Direct cash loans to customers:	¥ 1.0056 trillion
Number of customer accounts:	1.57 million
Revenues:	¥196.8 billion
Operating income:	¥ 14.3 billion
Ordinary income:	¥ 12.2 billion
Net income:	¥ 10.6 billion

FY 2009 is designated a year to create a firm base in order to improve asset quality. Takefuji boasts the industry's preeminent management in terms of efficiency. Efficiency has been a part of the Company's management creed, alongside "Customer First" philosophy since its foundation throughout numerous changes in the business environment. We are proactively considering these difficult times as an opportunity to further promote management efficiency. As for front-line sales, the Company is working to increase productivity with a goal of raising the number of accounts per employee from around 700 at present to 1,000.

In terms of costs and expenses, we are working to reduce personnel expenses and credit costs as well as slimming down the organization through the integration and closure of branch offices. Regarding credit costs, we aim to reduce the biggest factor of the expenses through efficient measures to handle delinquent loans by concentrating collection operations at eight regional loan collection centers and head office's loan administration department.

We will unify our efforts to fulfill our social mission "to meet the demands of financially sound borrowers."



The Role of Consumer Finance in Society

TAKEFUJI CORPORATION is a part of the consumer credit industry in a broad sense. The amount of credit provided by the whole consumer credit industry totaled ¥76 trillion* as of 2005, of which consumer loans accounted for ¥33 trillion. (The total provided by specialized consumer finance companies is ¥10 trillion.)

In nomimal terms, the ¥76 trillion was 26.7% of private-sector final expenditures and 26.4% of disposable household income. The figures demonstrate the important role that consumer finance plays in people's lives.*

During the post-World War II economic growth phase in Japan, banks played a crucial role in providing funds to companies with active demands. In contrast, loans were not easily accessible to consumers and households for a considerable time. Consumer finance companies stepped in to fill this gap, offering small-lot loans to individuals without a long waiting time, collateral or a guarantor.

Takefuji currently provides financial services to 1.83 million people. Combined with the 8 million customers we have already served, the total amounts to approximately 10 million customers whose lives we have gladly assisted. Takefuji continues to play an important supporting role in society, in contributing to the Japanese economy by helping consumers manage their household finances.

*Source: Consumer Finance White Paper of 2007

The Experiences and Thoughts of Our Founder, Mr. Yasuo Takei

The beginnings of unsecured consumer finance at Takefuji



The period of inflation from the late 1960s to the early 1970s was the golden age for pawnbrokers financing ordinary folk. Guarantors and collateral were nonnegotiable conditions for borrowing money at the time. One day, a housewife came to apply for a loan and while filling in the application form with a slightly shaking hand, she anxiously asked, "Do I need a guarantor?" When I saw her trembling hand and heard her faltering voice, I decided that a new way was needed to extend loans to good and honest people like her, without them having to feel daunted and shameful. I then embarked on unsecured financing for individuals. I thought that if people could be this happy with just a little assistance, I would want to continue helping out people with financial needs. Having thought to expand this circle of trust throughout Japan, I devoted myself completely to the endeavor. I then made a resolute commitment to help as many people as possible reach their goals in life.

Takefuji's History

1966 JAN.
Private company, Fuji Shoji, by company founder Mr. Yasuo Takei

1968 JUN.
Incorporated company under the name of Takefuji Shoji, Ltd.

1971 SEPT.
Completed new office headquarters in Itabashi, Tokyo

1974 DEC.
Changed company name to TAKEFUJI CORPORATION

1977 OCT.
Attained ¥10 billion in outstanding loans

1978 FEB.
Adopted "¥en Shop Takefuji" as corporate nickname

1978 MAY
Moved headquarters to Sunshine 60 Building in Ikebukuro, Tokyo

1981 JUN.
Attained ¥100 billion in outstanding loans

1983 DEC.
Registered as consumer finance company in accordance with Money Lending Business Control and Regulation Law

1984 SEPT.
Completed new Main Headquarters building in Yaesu, Tokyo

1984 OCT.
Started contributions to Association for the Promotion of Guide Dogs in Japan

1986 APR.
Made private placement of SFr20 million in bonds overseas, the first in consumer finance industry

1987 JAN.
Took out syndicated loan of US$150 million from 15 foreign banks

1991 FEB.
Attained ¥500 billion in outstanding loans

1992 MAY
Completed new Main Headquarters building in Nishi Shinjuku, Tokyo

1995 OCT.
Introduced ¥en Musubi automated loan contracting machines

1996 AUG.
Registered company shares for OTC trading

1996 SEPT.
Attained ¥1 trillion in outstanding loans

1998 DEC.
Listed on First Section of the Tokyo Stock Exchange

2000 MAR.
Listed on London Stock Exchange

2001 FEB.
Started ATM tie-up operations with convenience stores (18,592 locations by March 2001)

2002 NOV.
Joined Nippon Keidanren

2003 DEC.
Established the Compliance Administrative Office

2004 APR.
Established Social Contribution Office

2004 SEPT.
Started Call Center operations

2004 SEPT.
Registered with FTSE4Good Japan Index

2006 AUG.
Passing away of Mr. Yasuo Takei, Takefuji founder, Chairman, and former Representative Executive

2007 JAN.
Established CSR Promotion Office

2008 JAN.
Reduced maximum lending rate for new customers to 18.0%

Since its founding, Takefuji has been abiding by the principles of "Customer First" and "Management Efficiency." At present, we are creating a new business model that reflects the upcoming full enforcement of the new Money Lending Business Law.



Takefuji's Business Strategy

Future Direction

In 2010, new regulations will be introduced; a lower interest rate cap and aggregate debt control, which restricts the total borrowings per consumer to one-third or less of their annual income. Takefuji has already been developing new products and modifying its lending criteria in response to the new regulations.

1. Development of new scoring system

Based on attribute data, scoring is a system to calculate the creditworthiness of a prospective customer and is necessary for quick and accurate approvals.

We revised the scoring system based on the self-regulatory rules of the Japan Financial Services Association (JFSA) when the second stage of the Money Lending Business Law was enforced in December 2007. In addition, we fine-tuned our scoring system when we lowered the maximum interest rate for new customers in January 2008.

Specifically, our scoring system was amended in two ways:

(1) We quantified the attribute analyses of the customers of good transactions for more than five years and on customers of written-off loans and added the score points to the system.

(2) We quantified and incorporated the results of regional marketing studies into the system, such as analysis of local demands and characteristics.

We will continue fine-tuning our scoring system to better reflect regional characteristics and strive to meet the diverse financial needs of customers.

Finding Opportunity in Adversity


Improve Moral Sense of Each Employee
Thoroughly Reinforce Internal Control
Customer First Policy
Develop Human Resources
Quickly Respond to Customer Complaints and Counseling
Further Improve Customer Services
Close Ties with Local Communities
Respond to Unique Regional Needs
Expand the Market with New Customers
Perfectly Comply with the New Money Lending Business Law
Marketing Strategy
CSR
Contribute to Society as a Corporation
Contribute to Local Communities by Branch Offices
Contribute to Helping Solve Social Issues

2. Vigorous launches of new products

With the new scoring system, we have been designing products that better meet customer needs. In January 2008, we launched Principal Loan, the first of the series of new products after the legal amendments, targeting new customers. In April, we released New Style Loan and Formula Loan. New Style Loan features an interest rate of 18.000%, a maximum amount of ¥100,000, an approval process of one-on-one counseling with branch office managers with consideration given to regional characteristics under the new scoring system. Targeting superior customer segments, the Formula Loan offers interest rates in the 9.125% to 13.943% range , and a maximum amount of ¥5 million within one-third of the customer's annual income. We launched Ladies Loan, for which all procedures of contracts will be guided by female staff, in June 2008. It features interest rate between 14.500% to 17.500%, with the maximum amount of ¥2 million within one-third of the customer's annual income.

Amid signs of intensifying competition, Takefuji aims to develop and attract prime customers with its new lineup of appealing financial products.

Corporate Social Responsibility



Takefuji's CSR Goals

Takefuji endeavors to be:

A company of integrity, that is trusted by people and communities
A company of contribution, that provides what people and communities need
A company of attractiveness, that appeals to people and communities

For over 40 years, customers and the communities have nurtured Takefuji as a "customer-friendly financial institution" that provides unsecured consumer finance services.

Our CSR activities form an integral part of our management activities and are essential to our region-focused business strategies. We are always aware that "we must be trusted by the society to become the customers' choice." Our steadfast commitment to CSR is central to the creative heritage of the Takefuji Spirit, our founder's most important legacy. This enduring theme underlies our efforts to grow as a company that is trusted, needed and appreciated by people and communities.

Fulfilling CSR through Our Core Business Activities

In its core business activities, Takefuji's basic CSR philosophies are putting customers first, providing them with financial services that help them maintain their lifestyles, and through such activity, contributing to the functioning of the economy and society as a whole.

In line with these basic philosophies, we value our employees' awareness and initiative to "start with what we can do." All our branch offices across Japan take this slogan to heart as they work to benefit society and preserve the environment. The scope of this effort is surely expanding beyond our employees, extending to their families, our customers and the community at large with their support.

Management will focus on increasing transparency and contributing to society, in order to obtain the stronger trust of all the stakeholders.

CSR Management

CSR Framework

CSR is the basis of our management philosophy. Our CSR promotion structure, centered on the CSR Promotion Office, is based on a framework of principles geared toward fulfilling our responsibilities to our customers and all other stakeholders.

CSR Philosophy: Earn the trust of people and communities. Make positive contributions to society.

Management Policies: "Customer First" and "Management Efficiency"

Ethical Charter of TAKEFUJI CORPORATION

Purpose

TAKEFUJI CORPORATION has long been striving to enhance its credibility and achieve its goal of helping people with easy family finance since it was established in 1966. As people's lifestyles change in the 21st century, Takefuji is convinced that consumer finance companies have an ever-increasing range of duties and responsibilities.

Based on this conviction, all executives and employees of Takefuji must become more acutely aware of our social responsibilities, observe relevant laws and ordinances in everyday business operations, and ensure that company activities are ethical. Accordingly, we hereby pledge to make a continual effort to earn the trust of society and establish the Ethical Charter of TAKEFUJI CORPORATION in order to demonstrate our firm commitment to these ideals.

Basic Philosophy

1. Our founding spirit of gratitude is the basis of our entire code of conduct.
2. We must be proud to be part of an enterprise that has created a consumer finance business dedicated to helping consumers with household finance services, and therefore needed and trusted by society.
3. The objective of our business activities is to provide finance services focused on serving the customer.
4. We will strive to ensure that all corporate activities comply with relevant laws and ordinances, are conducted in accordance with fair commercial practices and, at the same time, enhance transparency.
5. We will remain aware of our position and responsibility as a corporate citizen, maintain high ethical standards, and act in accordance with socially accepted standards of behavior.

Code of Conduct

1. Social Responsibility and Our Mission as a Consumer Finance Company
   We remain constantly aware of our social responsibilities and mission. Additionally, we endeavor to earn the unwavering trust of society through sound business practices.
2. Provide High-quality Finance Services
   We provide customer-oriented financial services in order to contribute to the economic development of society.
3. Comply Strictly with Laws, Ordinances, and Regulations
   We observe all laws, ordinances, and regulations in order that we may conduct our corporate functions in an honest and fair manner and in accordance with socially accepted standards of behavior.
4. Oppose Anti-social Activities
   We remain opposed to anti-social activities that threaten the order and safety of society.
5. Communicate Openly with Society
   We ensure an open and comprehensive exchange with society through active and impartial disclosure of management information.

CSR Promotion Structure

We began to build our CSR promotion structure with the establishment of the Compliance Administrative Office in December 2003. As a good corporate citizen, we have not limited ourselves to social initiatives but have pursued other activities, such as strengthening our systems of compliance and corporate governance, and maintaining a healthy dialogue with stakeholders. For example, in April 2004, we created the Social Contribution Office to coordinate company-wide activities aimed at tangibly expressing our gratitude to the communities in which we operate. In 2005, we also issued our Environmental Initiatives Declaration.

To facilitate these activities, the CSR Promotion Office was created in January 2007. The Office was headed by then Representative Director and Senior Managing Director Taketeru Takei. The Office is composed of nine staff members, some of whom are members of departments tied closely to CSR activities.

The aim of the CSR Promotion Office is to hold regular meetings during which CSR-related issues are discussed and to plan and promote company-wide CSR activities. In February 2008, the Office reported on activities undertaken during the previous year, such as in-kind donations to social welfare facilities, a participation in the blood donation campaign organized by the Japan Consumer Finance Association (JCFA), and the St. Valentine's Day Charity fund-raising activity. Activities planned for the Takefuji Volunteer Month in April were also discussed at the meeting.

Main Activities in FY 2008

In FY 2008, Takefuji engaged in a variety of CSR activities centered on contributing to communities in line with their particular needs. We donated a total of ¥8.67 million to various organizations, including nine groups that raise guide dogs, the Community Chest of Tokyo and Japanese Red Cross Society.

Major CSR Activities in FY 2008 (April 2007 to March 2008)

April 2007	669 employees and directors participated in the 3rd Takefuji Volunteer Month (until May)
June	Participated in "Black Illumination" in Ginza, Tokyo and Dotonbori, Osaka to prevent global warming
July	Sent relief goods and condolence money to the areas affected by the Niigata Prefecture and Chuetsu offshore earthquake
August	120 employees and directors participated in Mt. Fuji cleanup
September	Started collecting plastic bottle caps to purchase vaccines for children in developing countries
	Conducted energy saving assessment of head office
October	Joined "Team Minus 6%"
November	769 employees and directors participated in Ashinaga P-Walk 10 walkathon
December	17 people worked as volunteer sales staff at a concession stand run by a sheltered workshop for the intellectually challenged at Women's V. Premier League in Fukaya, Saitama Prefecture
January 2008	Participated in a charity bazaar held by Nippon Volunteer Network Active in Disaster, an NGO
	Invited 166 children from children's institutions to V. Premier League games
February	103 employees and directors participated in JCFA blood donation
	Posted Takefuji's CSR report at Environmental Report Plaza, a website under the jurisdiction of METI
March	156.7kg of used stamps were collected to aid developing countries

CSR Promotion Office

Comprised of overlapping and specialized staff from departments closely connected with CSR

CSR Promotion Office Director
Representative Director and Vice President
Taketeru Takei

- Business and Marketing
- General Affairs
- Compliance
- Personnel
- Labor Relations
- Public Relations
- Customer Relations
- Investor Relations
- Social Contribution

TAKEFUJI CORPORATION

Customers
We will maintain our policy of "Customer First" through the activities of our "Reliable Takefuji" campaign.

Shareholders and Investors
We are committed to immediate disclosure of information and are continually working to achieve long-term and stable profits for our shareholders and investors.

Employees
We strictly adhere to an employment policy that emphasizes personal merit and ability and we actively recruit women. Furthermore, we will continue our tradition of re-employment.

Local Communities
We will strive to reciprocate the support we receive from local communities by engaging in social contribution activities, in order to express our gratitude.

Environment
The environment supports and nurtures us all, hence we will work to maintain and protect the environment by using eco-friendly tissues and conserving electricity.

CSR Management

Corporate Governance System

Corporate governance is essential for building corporate value and ensuring robust and healthy management. To this end, Takefuji has a Board of Directors and Board of Corporate Auditors, the members of which are approved by the General Meeting of Shareholders. We have also set up the Compliance Committee and Risk Management Committee (created in October 2007) under the Board of Directors.


General Shareholders' Meeting
Board of Corporate Auditors
Auditing
Board of Directors
Reporting
Compliance Committee
Cooperation
Auditors
Reporting
Risk Management Committee
Auditing
Directions
Executive Functions
Auditing
Excutive Committee
Cooperation
Internal Control Office, Inspection Department
Compliance Administrative Department
Cooperation
Head Office
Legal Advisors
Advice
Calling for advice
CSR Promotion Office
Accounting Department
Internal Inspection
Inspection Department (Internal Inspection Section)
Internal Inspection
Business & Marketing Division
Business Administration Department
Business Operation Department
Guidance and implementation
Legal Department
Cooperation
Advice
General Affairs Department
Various Departments
Internal Inspection
Shareholders / Investors
Explanation
Inquiries
Public Relations Department
Timely disclosure
Interviews
Investor Relations Office
Regional Branch
Branch Offices
Guidance and implementation

Corporate Governance System

Corporate Directors and the Board of Directors

Board terms are set at one year so that corporate directors can focus more effectively on their roles and responsibilities. Furthermore, an external director is appointed to strengthen and enhance impartiality and objectivity. The Board of Directors holds regular meetings once a month and special meetings as needed. At these meetings, the board makes important management decisions and examines issues defined by laws and articles of incorporation. It also evaluates the performance of directors and executive officers in order to assure that they are performing their duties accordingly. In FY 2008, the Board of Directors convened 19 meetings with an average attendance rate of 95.1%.

Executive Officer System

The Company adopted a full-scale executive officer system in June 2004. This has clarified the distinctions between different managerial functions, including decision-making, supervision (by directors), and efficiency in executive functions (by executive officers).

Executive Committee

The Executive Committee meets weekly to ensure the efficiency of the company's management process. Attended by the Representative Directors, directors serving as heads of relevant departments, executive officers, auditors, and others, these meetings allow discussion on issues for the Meeting of the Board of Directors, as well as promptly decide important operational matters based on policies adopted by the Board of Directors.

The Executive Committee operates according to the council system: Unanimous agreement is adopted as a principle. Depending on the issues discussed, general and/or part-time employees may attend to present proposals from each department. This system enhances transparency and communications within the Company.

Auditors and the Board of Corporate Auditors

We have established a Board of Corporate Auditors based on the format set out in the Companies Act. The board holds monthly meetings and special meetings as needed with the aim of making important decisions on issues related to audits such as policy, planning, and methods. In FY 2008, the Board of Corporate Auditors convened 14 meetings with a 100% attendance rate. The board cooperates with Takefuji's accounting auditors and Inspection Department (Internal Inspection Section). When necessary, it performs stringent audits on the decisions made by directors, appropriateness of corporate operations, and accuracy of financial statements.

Meeting of Departmental General Managers and Managers

To ensure thorough awareness of corporate governance, a monthly Meeting of Departmental General Managers and Managers is held by directors, executive officers, and executives. The purpose of these meetings is to evaluate specific operational planning and its progress, our compatibility with laws and internal regulations, and the effectiveness of internal controls.

Internal Auditing

Serving as Takefuji's internal auditing arm, the Inspection Department performs regular and special inspections on all departments within corporate headquarters and branch offices. Its duties include evaluating the level of compliance with relevant laws, protection of personal identifiable information, and management of intra-departmental issues. In addition to reporting results to company directors and auditors, the department provides direction and advice for making improvements as needed.

Risk Management System and Creation of the Risk Management Committee

Takefuji manages risks based on its own regulations of risk management by identifying, evaluating and planning for specific risks, as well as by facilitating risk management manuals at the individual department level. We evaluate risks including those related to finance, law, compliance, the environment, natural disasters and information security. To enhance the effectiveness and efficiency of risk management, we created the Risk Management Committee in October 2007. The Risk Management Committee meets regularly once a month, also assembling as necessary when critical issues arise.

Internal Control Office

We created the Internal Control Office in October 2007 to fully address the internal control reporting system, Japan's version of the U.S. Sarbanes-Oxley Act (J-SOX), which is stipulated in the newly enforced Financial Instruments and Exchange Law. The Internal Control Office of Inspection Department, an independent auditing section, creates and manages internal control, verifies its effectiveness in collaboration with the Inspection Department, and provides internal control training to employees.

Remuneration Policy

The maximum total amounts of remuneration paid to Directors and Corporate Auditors of Takefuji are determined by a resolution at a General Meeting of Shareholders, which ensures shareholder oversight. Currently, the maximum total amount paid to Directors is within ¥450 million and that to Corporate Auditors and Auditors is within ¥60 million.

In FY 2008, the total amount of remuneration paid to 10 Directors was ¥144 million, and that for 4 Corporate Auditors was ¥33 million. Out of these amounts, the total amount paid to outside directors and auditors (one Independent Director and two Independent Auditors) was ¥24 million. A total of ¥32 million of provisions for retirement benefits (¥27 million for 10 directors, ¥5 million for 4 audiors) was included in the above total amount of remuneration.

Takefuji Head Office, Tokyo



CSR Management

Compliance

Compliance is one of the most essential requirements of a company's CSR efforts. At Takefuji, we aim thorough and perfect training to every one of our employees on compliance.

Number of employees with "Compliance Officer" certification **2,410**

(Cumulative total as of March 31, 2008)

Takefuji's Compliance Code

1. Adhere to all laws and regulations
2. Follow corporate guidelines (company regulations, procedures, etc.)
3. Conform to socially accepted standards of morality, common sense, and behavior (act upon conscience)
4. Act on our business creed (founding philosophy)

Compliance Organization Chart


Board of Directors
Compliance Committee
Reporting Compliance Issues
Compliance Administrative Department
Enhancing Administration System
Customer Information Management Section
Customer Relations Office
Etiquette Committee
Compliance Hotline
Sexual Harassment Hotline
Compliance Managers
Health and Safety Committee
Customers, Compliance Officers, and all Employees

Activities to Promote Understanding and Adherence to the Law

Compliance Committee

Takefuji recognizes compliance as one of the most vital management issues. As such, we have established a Compliance Committee under the Board of Directors in order to create a solid system of compliance and ensure that it functions in a fair and ethical manner. The committee consists of 9 members (four of whom are experts from outside the Company) and meets bimonthly to discuss compliance issues to further improve compliance system.

This has resulted in some changes to our organizational structure. For example, we introduced an Executive Officer system to ensure smoother business operations. Additionally, we made Compliance Administrative Department, an independent department. A call center was also established to monitor and maintain compliance, improve our handling of non-performing loans, and take customer service to a higher level.

Compliance Administrative Department

Compliance Administrative Department houses the Compliance Committee and supervises all in-house compliance activities. Furthermore, we have 70 compliance officers assigned to our major departments and organizations and one compliance officer to each branch, main local branch*, and business administration office. These compliance officers and managers promote on-site compliance under the guidance of the Compliance Administrative Department.

* Manned branches that oversee the unmanned stores for each region

Compliance Training

Compliance officers at each department and branch office conduct Compliance Study Meetings once a week. The purpose is to help participants learn laws such as the Money Lending Business Law, Personal Information Protection Law, and other laws and regulations relevant to our business. There are also case studies designed to improve ways to handle customer complaints and other structured learning activities. These meetings increase employees' awareness and understanding of compliance to ensure strict adherence to laws.

Since September 2006, Takefuji has been holding companywide training sessions every quarter. These sessions target all employees including those of branch offices and of business administration departments. The department sends instructors across Japan, not only to promote a higher level of understanding about compliance, but also to foster a shared understanding of this important issue.

Compliance Hotline

To ensure early detection and solution of compliance issues, a compliance hotline has been established for employees. In order to ensure impartiality, outside lawyers receive calls to protect the privacy and benefits of the employees. In FY 2008, there were 30 reports. All reports received via the hotline are handled ethically and fairly in accordance with in-house rules based on Japan's Whistleblower Protection Act.

Compliance Officer Certification

Since 2004, Takefuji has been encouraging employees to obtain Compliance Officer Certification offered by the Kinzai Institute for Financial Affairs. Over the past four years, a total of 2,410 employees have been certified as Compliance Officers, helping to improve compliance awareness. From FY 2008, we have been encouraging employees to obtain certification as Personal Information Protection Officers for consumer finance companies. 630 employees have received the certification by July 2008.

Number of employees with "Compliance Officer" certification

FY 2008

Number of Employees with Compliance Officer Certification	2,410
Number of Employees with Personal Information Protection Officer Certification	423



2,500
2,000
1,500
1,000
500
0
247
963
1,693
2,410
FY 2005
FY 2006
FY 2007
FY 2008

Compliance manual



Privacy policy brochure pamphlet



Compliance training session

For Our Customers

Our Customer First Policy

Under its "Customer First" philosophy, Takefuji aims to further enhance customer satisfaction through its highly accessible network, cutting-edge information technology, and advanced information security as it works to provide high-quality products and services.

Takefuji's Customers account for about 1/35 of Japan's working population **1.83 million**

(as of March 31, 2008)

Branch office


受 付
ご入金

Receptionist





ATM

Original Services for Customer Satisfaction

Customer Satisfaction Survey

As a part of our effort to become the leading company in customer satisfaction by improving our "Customer First" policy, we conduct Takefuji Customer Service Satisfaction Surveys. The valuable comments we receive are carefully analyzed in-house, after which we endeavor to further enhance the areas receiving positive feedback. Conversely, in areas where respondents suggest improvements and changes, we re-evaluate the development of products and services planned for future release. Finally, we use survey comments to improve employee training, education, and other aspects of our business operations. We will continue to strive to provide services that satisfy the diverse needs of all our customers by paying the greatest attention to their opinions.

Customer Service Training and Education

Drawing upon our vast expertise in customer service that we have cultivated since our founding, we have produced a training video that demonstrates exemplary customer service. The video covers such areas as "Proper Posture with Customers," "Employee Appearance," "Responding to Customers," "Telephone Etiquette," "Promotional Pocket Tissue Distribution Techniques" and "Cashier Service." Used during employee training, this video allows us to effectively train all staff in order to provide consistent service nationwide that will sincerely delight our customers no matter which branch they use. Our goal is to make Takefuji popular with as many people as possible by educating our employees to cherish customer relations and provide the same careful, attentive service as might be found in a first-class hotel or restaurant.

"Reliable Takefuji" Campaign

We are currently holding a "Reliable Takefuji" campaign with the aim of further solidifying our "Customer First" policy throughout the Company. Specifically, we hope to:

- Raise our awareness and moral standards as a member of a financial institution
- Practice thorough compliance
- Strictly observe rules
- Eliminate complaints
- Earn the trust of our customers
- Always respond appropriately to the needs of our customers
- Actively participate in social contribution activities

We conduct activities such as our "Thank You" campaign, which is intended to convey our expression of gratitude to customers. The "Distribution Competition" evaluates employees' cheerfulness and enthusiasm when distributing pocket tissues with the goal of practicing in-store manners outside. We share any comments we receive from our customers with our employees.

Expanding Customer Relations

To facilitate faster customer response, we have been expanding the range and reach of channels for customers to contact us. We are bolstering our Customer Relations Office, toll-free telephone support services, and eight call centers located at regional branches throughout Japan. In addition, to handle calls after business hours, a contracted call center supports us. Our toll-free telephone support services have boosted efficiency by offering an automated voice guidance system that allows callers to check their account balance with a 100% response rate. In this way, we provide a full range of support services to our customers, who need consulting. Our Customer Relations Office received 123,203 cases during FY 2008, regarding transaction history, contract terms and conditions, interest rates and repayment plans. We have constantly been training our employees to foster a counselor's mind to provide a personal touch to interactions with customers.

We value the opinions of our customers, therefore we accurately and quickly feed them back to management and relevant divisions.

Takefuji Service Satisfaction (%)



2.4
4.0
Rating in 2008
8.4
6.6
68.4
81.8
Rating in 2007
Satisfied
Neutral
Not satisfied
No comment

Please visit the "News Release" section on our Website for procedures used for conducting the customer satisfaction survey and to view the results in detail (Japanese only).
http://www.takefuji.co.jp/corp/



TBS card and Handy terminal





Distributing pocket tissues to pedestrians

For Our Customers

Our Customer-Centered Network

Tapping into diversifying customer demands, Takefuji is extending its reach through Internet and mobile phone services while striving to optimally locate manned branch offices and automated teller machines (ATMs). In addition, we are increasing customer convenience through the ongoing expansion of our ATM network.

Number of ATMs and Cash Dispensers including our own and those operated by our partners **53,938**

(as of March 31, 2008)


武富士

Billboard



Call center



Unmanned contract machine ¥en Musubi

Customer-Centered Network

Increasing Convenience to Meet Demand

Over 40 years after our founding, the wishes of the founder to provide unsecured consumer finance services continue to motivate us. We believe that customer convenience is our foremost priority, and our branch offices and network strategy reflect this. At a time of 100 million[*1] mobile phone, and 87.5 million[*2] Internet users in Japan, the customers are highly demanding in diversified ways. We will pursue not only trustworthy security for customers but also for customer convenience, while offering up-to-date services, in order to meet the customers' needs. This is the unchanged founding philosophy.

*1 As of the end of March 2007 (Ministry of Internal Affairs and Communications,"Current Number of Telecommunications Services Subscriptions", May 23, 2007)

*2 As of end of 2006 (Telecommunications White Paper, 2007 edition)

Growing Our Network for Customer Convenience

In addition to Takefuji's traditional locations outside train stations and other convenient locations throughout Japan, we have set up stores in areas where we will be able to provide services closely tied to the local community.

As of the end of March 2008, the total of 1,500 branch offices was comprised of 360 manned, 1,139 unmanned, and one Internet branch offices. All except Internet branch office are equipped with unmanned contract machines and ATMs, which are available during weekday business hours and also on Saturdays, Sundays, and national holidays.

Since our "¥en Card" is generally issued the same day it is applied for, customers are able to withdraw and repay money at branch offices and ATMs immediately. Furthermore, in order to better serve our customers far from branch offices, we have been working on combining our services with those of banks, credit companies, and other firms via cash dispensers (CDs) and ATMs.

Expanding Affiliate ATMs

Through a business partnership with The Hokuriku Bank, Ltd., we have improved customer convenience. Since April 2008, this alliance allows customers to repay through E-net ATMs and LAWSON ATMs across the nation, while previously customers were able to only withdraw cash at those ATMs. Now customers can withdraw and repay money, using ATMs at convenience stores as Seven-Eleven and LAWSON. As of March 31, 2008, the number of ATMs and CDs throughout Japan, including our own and those operated by our partners, was increased to 53,938.

Automatic Voice Guidance Services

We have introduced automatic voice guidance services to respond to more customer inquiries quickly.

Customers who call our toll-free number receive instructions from the automatic voice guidance system, which grants them easy access to the required information.

By giving their Takefuji card number (or credit card number), date of birth and personal identification number, a customer can confirm such information as loan balance, maximum borrowing limit, repayment due dates, and interest accrued by the next repayment date.

Naturally, should a customer have other questions or comments on our lending services, they can contact one of our operators directly.

New Functions Added to Office Network Navigation Page

Takefuji branch offices can be found much more quickly with the updated branch office network navigation page on our Website. The new page provides several search alternatives; by branch office name, address, map, nearest train station, and zip code. It also features a new map information service.

This map information service provides a user-friendly way of locating our branch offices. Unlike previous simplified maps, this system shows surrounding areas in detail with zooming and moving by computer mouse functions.



Unmanned branch office

Mobile ¥en Musubi





For Our Customers

Cutting-Edge Information Technology and Advanced Security

We use cutting-edge information technology to meet our customers' expectations for "quick and reliable services at any time and any place." We also have advanced security measures in place to protect personal identifiable information with latest IT innovations.

Number of customer information Takefuji handles **10.35 million** [illegible]

Principles of Our Privacy Policy

Takefuji has been devoted to its "Customer First" policy since its foundation. This sound policy is shared by all Takefuji employees [illegible] responsible for our successful growth and recognition as one of the most respected corporations today. We firmly believe that the [illegible] formation of our customers must be properly safeguarded. Strict rules regulating data handling are reinforced by multitiered security [illegible] utilize the latest technology to safeguard the security of customer information.

Takefuji makes every effort to protect the information of each of our customers and pledges to observe the following principles.

1. **We will adhere to the Personal Information Protection Law (Law 57, enacted May 30, 2003) and other laws and regulations [illegible] to privacy protection.**
2. **We will continuously review rules of compliance regarding privacy protection with the aim of further improving our privacy policy.**
3. **For any personal information obtained, we will clearly specify the scope of its usage and ensure that such information is not used for other purposes other than those expressly defined.**
4. **For any personal financial information obtained through credit organizations with which Takefuji associates, we will only use such information to assess an individual's repayment ability as governed by relevant laws and will not use this information for any other purpose.**
5. **Regarding the protection of data that we hold containing personal information, we will define security control rules to protect [illegible] data from unauthorized access, loss, destruction, falsification, and leakage. Additionally, we will continuously review security [illegible] in order to make further improvements as deemed necessary.**
6. **We will regularly audit the terms and conditions of obtaining, applying, and/or supplying personal information in order to [illegible] systems of control as outlined in these principles.**
7. **The above statements are effective as of April 1st, 2005.**



Information System Department



Magnetic [illegible] detection [illegible]



Computer room

Cutting-Edge Information Technology and high-level Security

Implementation of Cutting-Edge Technology

Upgrade to Our Core Systems

In February 2008, we started upgrading our information systems and branch office systems to enable the future expansion of services. We are now able to take full advantage of new software to improve business efficiency. Moreover, we have enhanced the processing capability and dependability of our host computers. We continue to provide a faster, smoother customer service.

Business Intelligence System

In January 2008, we built a business intelligence system to support decision-making at the management level. We now have the capability to analyze information on our host computers and respond faster to customer needs.

Advanced Security Measures

As a credit and finance company, we are aware of our critical responsibility to manage personal and confidential information about our customers and their transactions. In accordance with our "Customer First" policy, it is our duty to assure our customers that appropriate data security measures are in place to prevent the loss or theft of this information. Furthermore, we are continually improving security and management methods to protect the confidential data transmitted through our computer network. We maintain a highly secure host computer housed in a computer room protected by tight security methods, such as fingerprint verification and magnetic sensors (for detecting data transfer devices). These measures ensure that customer data is not inadvertently leaked or stolen. The computer room is built to withstand earthquakes, and should a natural disaster damage or destroy the room, backup systems exist in the Kanto and Kansai regions. In addition to computer virus protection, we utilize robust safety technology to prevent 'phishing' and other means of identity theft perpetrated from outside the system. Takefuji is firmly committed to taking every measure possible to safeguard our customers' privacy.

Information Security Management System (ISMS)

In April 2006, Takefuji became the first consumer finance company in Japan to receive ISO/IEC27001:2005[*1] certification. We previously obtained ISMS Verification Standards (Ver. 2.0)[*2] certification in Japan as well as BS7799-2:2002[*3] certification in the UK in March 2005. Upon establishment of ISO/IEC27001:2005 in 2005, obtaining certification for this new standard became a top priority, which we succeeded in doing. Compared with previous standards, ISO/IEC27001:2005 is stricter in assessing the effectiveness of an organization's security management systems. We believe that our success in obtaining this internationally recognized certification in only six months ably demonstrates the high level of security protecting our information management system.

*1 ISO/IEC27001:2005 is a set of international information security management system standards based on the UK's BS7799-2 standard.

*2 ISMS Verification Standards (Ver. 2.0) are certification standards for evaluating the compliance of companies that wish to be certified by a third-party certification body as being in compliance with the Information Security Management System compliance evaluation system. These standards were created based on the UK's BS7799-2:2002 standards and are overseen by the Japan Information Processing Development Corporation (JIPDEC).

*3 The BS7799-2:2002 standards are international standards for information security management systems, which were created by the British Standards Institution (BSI). The purpose for these standards is to provide a model for how to establish and operate an effective information security management system.

Anti-phishing Measures

In order to prevent 'phishing' fraud, Takefuji began using VeriSign Managed PKI Service (VeriSign Japan, K. K.) in 2004. Now, every e-mail we send has an electronic verification certificate attachment.

Handling of Paper Documents

At Takefuji, not only do we employ state-of-the-art data security management systems, we also have a comprehensive security policy that governs paper documents containing customer information. For example, we place the utmost importance on confidentiality when mailing documents to customers and have a special room for handling documents sent via mail. Similar to the security in place for our computer room, employees are strictly forbidden from bringing in any personal items. Employees wishing to enter the room must pass through rigorous screening measures such as fingerprint verification and security level clearance before being allowed inside. All of these measures ensure the safety and security of our customers' information.



Electronic verification service screen

IS90516 / ISO IEC27001 / IJ01329

Verification mark

ISO/IEC27001:2005 certification for consumer financing and credit card-related information processing carried out by our Information Systems Division



Fingerprint identification

For Our Shareholders and Investors

Timely and Ongoing Fair Disclosure

Takefuji is listed on the First Section of the Tokyo Stock Exchange and on the London Stock Exchange. We take our relationship with investors seriously and strive to ensure timely, fair and wide-ranging information disclosure as well as proactive investor relations.

Number of meetings, interviews and conference calls with investors and analysts in FY 2008 **181**



Aiming for Greater Corporate Value

Disclosure Policy

Takefuji discloses information in compliance with the Rule on Timely Disclosure of Corporate Information by Issuers of Listed Security (Timely Disclosure Rule). We disclose such information on TDnet of Tokyo Stock Exchange and on our Website, aiming at fair and broad-ranged disclosure. We also voluntarily disclose information which is not covered by the Timely Disclosure Rule, to media and on our Website if it is beneficial for investors and general public. Since Takefuji became listed on the London Stock Exchange (LSE) in March 2000, we have carried out our disclosure activities as fairly as possible and in an appropriate manner through various media and our IR Website (http://www.takefuji.co.jp/corp_e/). Since then, we have been disclosing the latest information on important corporate and business topics to the LSE in a timely manner (within 72 hours of disclosure on TDnet).

Online Disclosure

Our IR Website presents wide-ranging information in both Japanese and English, including news releases, corporate and stock information, financial and market data. We renew information to increase the convenience of our online services.

Main IR Activities

Financial Results Briefing

After announcing Second Quarter and full-year results, we regularly hold IR Explanatory Meetings to explain our business performance to institutional investors, analysts, and the press.

Overseas IR Activities

We believe that direct communication with investors and shareholders, both in Japan and abroad, is highly important. We occasionally visit overseas institutional investors and shareholders, mainly in Europe, the United States, and Asia, and also actively participate in investor forums held overseas from time to time. We accept not only interviews with foreign investors who visit the Company, but also conference calls with them.

Domestic IR Activities

In Japan, we take every opportunity to hold frequent IR meetings with institutional investors and analysts. In May 2006, we started IR Briefings intended for retail investors. We will continue IR activities for investors in Japan and overseas, and ensure that all relevant company information was disclosed in a timely and highly transparent manner.

FTSE4Good Global Index Listing

The FTSE4Good Global Index is a globally recognized standard of measuring corporate responsibility to facilitate selection of investments by those who have a strong interest in corporate social responsibility (CSR) and sustainability. Takefuji has been registered in the FTSE4Good Global Index since March 2002, and in the FTSE4Good Japan Index (for Japanese stocks) since its establishment in September 2004.

We feel privileged to be registered in these indices and believe that it represents an objective evaluation of our CSR activities; activities that have continued over the years in order to express our appreciation to the society that has supported us and helped us grow. Companies in the indices are re-evaluated based on new criteria every six months. Only those companies with stocks that meet the criteria remain in the index. In March 2008, Takefuji was re-evaluated and received certification for continued listing.

FTSE4Good Certificate of Membership



Certificate of Membership
Takefuji
FTSE4Good
FTSE

Distribution of Shares by Type of Shareholders (%)



As of March 31, 2008
Number of Shareholders 46,667
Number of Total Shares Outstanding 147,295 (thousand shares)
1.3
1.5
10.6
9.9
13 3
12.8
22.6
32.2
42.6
53 2
Financial Institutions
Individuals and Others
Foreign Institutions and Others
Other Institutions
Securities Companies
As of March 31, 2007
Number of Shareholders 31,469
Number of Total Shares Outstanding 147,295 (thousand shares)

As of March 31, 2007
Note 1) 1,000 shares under the name of Japan Securities Depositary Center, Inc. are classified as "Other Institutions."
Note 2) 6,589 thousand shares of treasury stock are classified as "Individuals and Others."

As of March 31, 2008
Note 1) 2,000 shares under the name of Japan Securities Depositary Center, Inc. are classified as "Other Institutions."
Note 2) 9,647 thousand shares of treasury stock are classified as "Individuals and Others."

For Employees

Employees—the Source of Our Dynamism

Our employee training philosophy focuses on nurturing honest and courteous employees who abide by the rules and regulations and offer the finest services in line with our "Customer First" philosophy. We also strive to ensure a good working environment for our employees.

Takefuji's percentage of female branch office managers is the highest of Japanese financial institutions **28.9%**

(As of March 31, 2008)



Education and Training System


Yearly Distance-learning Courses (beginning in May)
One-on-One Training
Employees Enter Company
New Graduates Training
Social and business ethics/ Business manners
Follow-up Training two months
Follow-up Training five months
Follow-up Training ten months
Small-scale, On-site Training • OJT
Mid-Career Employee Training
Held at each training center
Small-scale, On-site Training • OJT
•Training for different Fields / Levels
•Branch Manager Candidate Training
•Branch Manager Training
•Block Manager Candidate Training
•Marketing Manager Candidate Training

Training and Work Environment

Recruitment

Recognizing the importance of compliance policy in our operations, we give higher priority to those who demonstrate the ability to follow commonly accepted standards of behavior and who respect the law, as well as abide by our corporate regulations. We also actively recruit mid-career personnel (including managers) to enrich our human resources. Employing the disabled is also a major pillar of our recruitment policy and we reached the statutory employment rate (employed 66 people —1.88% as of June 2008).

Promotion

To heighten motivation of our employees and make full use of their abilities, we employ a merit-based promotion system free from bias related to age, gender, and/or education. Furthermore, we actively promote female employees to managerial positions. As of the end of March 2008, female managers included three regional branch managers (37.5% of total), six block managers (20.7% of total), 104 branch office managers (28.9% of total). We are proud to acknowledge our female managers' hard work to respond to customers' needs and their unique qualities which offer another dimension to company management policies. At present, training programs are being offered to produce more women block managers.

Employee Education

We have focused on building trust with our customers. To this end, we provide employees with a variety of education programs including one-on-one training, particularly emphasizing our "Customer First" policy and our "gratitude" to stakeholders.

At the head office, we principally provide training courses that aim to help managers to fully understand our compliance-centered management policy. We also encourage employees to foster awareness of our compliance policy as well as self-discipline and business skills through programs, including branch office manager candidate training, branch office manager training, block manager candidate training, and marketing manager candidate training, in order to develop their management skills.

In addition to the head office, we have five training centers throughout Japan, in Sapporo, Sendai, Nagoya, Osaka and Fukuoka. At these centers, we offer a variety of training sessions for different levels and fields, including courses dealing with compliance issues.

In FY 2008, we held 40 training sessions (for a total of 381 hours) at the head office for 977 employees and 2,000 sessions (4,400 hours) at our training centers for 14,455 employees.

Employee Welfare and Benefits

•Staying Healthy

In cooperation with the Takefuji Health Insurance Association, employees can take advantage of regular health examinations and follow-up examinations, the full costs of which are covered by Takefuji and the Association. Almost 100% of our employees take the regular health examination every year.

•Dormitories for Single Employees and Corporate Housing for Transferees

In supporting our employees' lifestyles, we have dormitories for unmarried employees and subsidized corporate housing for transferees.

•Contracts with Recreational Facilities

Takefuji has contracts with recreational facilities that grant special discounts to employees and their families and friends.

•Internal Financing, Savings and Investment, Employee Shareholder Association

For employees, we have a loan program with advantageous interest rates, an employee shareholder association that encourages long-term asset formation, and an accumulation savings system.

•Childcare and Family Care Leave System

Takefuji strongly believes that maintaining a work-life balance is important for its employees' welfare and therefore supports childcare and family care leave. Currently, 100% of new mothers at Takefuji have taken advantage of childcare leave. We are striving to create a work environment that encourages employees to take paternity leave as well. We aim to enhance childcare support even further, by offering longer childcare leave, time off for taking care of children, and expanding the scope of our shortened workday system. We listen to our employees' opinions on family care leave and are working hard to create a framework that satisfies both employees and their families.

Number of Employees

Full-time Employees	2,625
Male	1,423
Female	1,202
Part-time Employees (Female)	872

As of March 31, 2008

Employees Using Child-Care Leave

	No. of Employees	Ratio
FY 2006	62 of 64	97%
FY 2007	48 of 48	100%
FY 2008	51 of 51	100%

Employees With Disabilities

	Total No.of Employees	With Disabilities	Employment Rate
FY 2006	4,477	74	1.65%
FY 2007	3,981	68	1.70%
FY 2008	3,497	57	1.63%



National Branch Office Managers' Meeting held for the first time in five years

For Local Communities

Close Ties With Local Communities

As a way of expressing our gratitude, we contribute to local communities all over Japan. With the motto of "start with what we can do," we continue encouraging employees at branch offices to engage in social contribution activities that help local communities.

Number of participants in FY 2009 Takefuji Volunteer Month **1,289**

Cleanup activity


Volleyball Practice Session
Beach Cleaning
Fund-Raising for Guide Dogs
JCFA Blood Donation
Mt. Fuji Clean Volunteer
ASHINAGA P walk
ASHINAGA P walk
ASHINAGA P walk

Ashinaga P-Walk 10

Social Contribution Activities

Employee Volunteer Activities

Takefuji Cleanup Campaign

Once a month, a Takefuji Cleanup Day is held. Our employees volunteer to clean up the streets around our branch offices in order to show our gratitude to the community. This activity received the Small Kindness Movement Award. It has been our pleasure to see reciprocal expressions of appreciation between the community and our employees.

Takefuji Volunteer Month

Takefuji Volunteer Month commences in late April every year. For one month, employees are encouraged to take part in volunteer activities.

In FY 2009, we participated in beach cleanup campaigns, a volunteer walk (Ashinaga P-Walk 10), forest preservation volunteer, guide dog fund-raisers, and other events. A total of 1,289 people were involved in these activities, which represents double of FY 2008.

Participating in Mt. Fuji Clean Volunteer

On August 19, 2007, 120 people from Takefuji participated in the Mt. Fuji clean activity sponsored by "The association of keeping clean Mt. Fuji forever," which is operated by five local governments and organizations near Mt. Fuji. Our corporate name, "Takefuji," comes from Mt. Fuji, hoping that we shall grow to a grand, beautiful and considerate company like Mt. Fuji.

They were favored with fine weather on the day and split into two groups, one for cleaning between 5th station up to new 7th station and the other group for the HOEI promenade. They collected rubbish such as plastic bottles and cigarette butts for two hours while enjoying magnificent panorama view with clouds.

Participation in
"JCFA Blood Donation Activity""

Takefuji Corporation participated in "JCFA Blood Donation Activity," which started on January 15, 2008 and lasted for about a month. JCFA, or Japan Consumer Finance Association, has been participating in this activity as cooperation to Japanese Red Cross Society since January 2005.

There were 16 venues available across the country in 2008.

We have been continuously cooperating since the activity started and in 2008, the third year, a total of 111 people from Takefuji participated from all over Japan.

"St. Valentine's Day Charity"

Takefuji encouraged all the directors and employees to participate in the "St. Valentine's Day Charity". This is to donate a part of the money spent on St.Valentine's Day and White Day gifts. A total of 2,226 people participated in the charity and the total amount of ¥2,470,500 collected was donated to the Scholarship Foundation for Traffic Accident Orphans, Japanese Red Cross Society, and the Central Community Chest of Japan to financially assist people with disabilities and children of traffic victims.

Support for
the Small Kindness Movement

This project was initiated by employees. Since then, used stamps have been collected and donated to the Small Kindness Movement, which utilizes the money for various aid activities in developing countries. We donated 282 Kg of used stamps from January 2007 to May 2008.

Social Welfare Activities

Training Guide Dogs

Since 1984, Takefuji has made donations to various guide dog associations to help the visually impaired achieve greater participation in society. Additionally, during Takefuji Volunteer Month, we conducted guide dog fund-raisers at nine locations across the country with 31 participants.

Children's Aid

We regularly donate tickets for sporting and other events to child-welfare facilities to help make children happy. To date, we have invited 941 children to Women's Volleyball-Premier League from FY 2005 to FY 2008.

Mental Health Care for Orphans

We participate in Ashinaga P-Walk 10, an event held by orphaned students to raise awareness of the importance of mental health care for orphans. Employees began joining the event in 2004 and in May 2008 a total of 1,135 employees and their families participated in the walk at 57 locations across the country.

Takefuji Bamboo Volleyball Team

Takefuji Bamboo, a volleyball team competing in the Women's Volleyball-Premier League, holds volleyball practice sessions at its home court in Saitama Prefecture and other regions. In FY 2007, Takefuji Bamboo held eight practice sessions for the general public, and 953 people ranging from elementary school children to adults participated.

The team also offer sitting volleyball practice, a Paralympic sport and participated in a joint practice with the sitting volleyball team in Chiba Prefecture.

*Sitting volleyball is for those with physical disabilities in upper and/or lower body to play while seated.

Letter of Appreciation from HOKKAIDO GUIDE DOGS FOR THE BLIND ASSOCIATION



感謝状

株式会社武富士殿

このたびのご協力は盲導犬事業の
発展に大きく寄与するものであります
ここに深く感謝の意を表します

平成19年6月29日

財団法人北海道盲導犬協会
会長 佐々木紀夫

For Environment

Start With "What We Can Do"



Along with its ongoing environmental activities, in October 2007, Takefuji joined Team Minus 6%, a national project that aims to reduce greenhouse gas emissions by 6%.

Number of collected plastic bottle caps for a campaign to promote resource recycling and to give vaccines to children in the developing countries

105,080

(September 12 2007 to May 14, 2008)

Takefuji Group Policy With Respect to Environmental Conservation Efforts

TAKEFUJI CORPORATION has involved itself in a variety of ongoing CSR activities over the years, such as supporting guide dog associations since 1984 and providing donations to disaster-stricken areas. In addition, as a way of expressing our gratitude to the entire globe and fully acknowledging the fact that the preservation and protection of our environment is a duty shared by all mankind and essential for continued social development, we intend to fulfill our social responsibility through ongoing efforts to promote a harmonious relationship with the environment in our corporate activities and pursuit of economic growth.

1. We shall observe strict adherence to the Basic Environment Law and other laws and regulations pertaining to the environment.
2. We shall work to lessen the burden placed on the environment by our business activities. In order to prevent environmental pollution, we shall not only continue our practice of using recycled paper, photocopying with used paper which does not contain private information, and conserving electricity, but shall also make continued efforts to promote recycling and other energy- and resource-saving activities.
   (Since foundation, we have always been, and will continue to be, particularly conscientious with respect to the protection of personal data, an issue that has recently gained attention as a social problem.)
3. We shall actively endeavor to deal in and promote the diffusion of products, such as water-based ink and pocket tissues made with bagasse (the pulp remaining in sugar cane after juice has been extracted), that are reflective of environmental and global warming concerns.
4. All staff, including the Company directors themselves, shall continue to take part in regional environmental beautification projects, such as the "Clean-up Campaign" held every month, that the Company has worked over the years to foster, taking advantage of the industry's unique strengths.
5. We shall step up our efforts to ensure that all staff and directors work to raise the level of environmental ethics and the awareness of recycling, resource-conservation, and energy-saving issues within the Company strictly observe these policies.

In addition to announcing the above policies to the general public, we shall inform the public of any new developments in our activities, as the situation requires.

February 3, 2005


武富士が
とことん
応援します

eco pocket tissues

Environmental Initiatives

Participation in Team Minus 6%

Under the framework of the Kyoto Protocol, which is an international collaboration toward solving global warming, Japan has proclaimed the goal of reducing CO_2 emissions by 6%. To attain this goal, Team Minus 6% was inaugurated as a national project under the direction of the Ministry of the Environment. Takefuji has helped reduce energy consumption by participating in the "Black Illumination" campaign that promotes turning off lights at night. To further promote energysaving, in September 2007, we asked an external consultant to evaluate the energy saving efficiency of our head office in Tokyo.

Energy Conservation throughout Takefuji

We take part in the "Lights Down" campaign sponsored by the Ministry of the Environment since 2006. In 2008, we participated twice, turning off roof top signs at five locations including Tokyo and Osaka, and at 360 branch offices. In addition, we have reduced energy consumption in summer by setting thermostats higher in departments that have no direct customer contact and by allowing employees in those departments to report to work in more casual, comfortable clothing (Cool Biz).

Environmentally Friendly "Eco Pocket Tissues"

In April 2005, Takefuji began using environmentally friendly pocket tissue as a promotional tool that has benefited the earth in two ways. One is the switch from oil-based ink to water-based ink for printing the tissue packages. Oil-based ink is an air pollutant and has been linked to health problems, while water-based ink is a solvent comprised of water and alcohol, a much safer type of ink that is also less harmful to the environment. Water-based inks are commonly used for printing on packaging for food products but Takefuji is the first company to use it for tissue packages. The second benefit of our "Eco Tissues" comes from the manufacturing process, which uses a mixture comprised of 10% bagasse (sugar cane pulp) rather than 100% wood pulp, saving forest resource equivalent to 320 trees annually.

Campaign to Stop Using Disposable Wooden Chopsticks

Since April 2006, we have been carrying out a campaign to discourage employees from using disposable wooden chopsticks. This campaign aims to preserve forests and raise each employee's awareness about what they can do to protect the environment.

The logo of Team Minus 6%

Plastic Bottle Cap Collection Campaign

In September 2007, we initiated a campaign to collect plastic bottle caps at our head office and at corporate apartments for employees and donate the caps to a nonprofit organization (NPO). The collected caps will be sent to recyclers by the NPO, the Ecocap Movement, and revenues from the recycled caps will be used to buy vaccinations for children in developing countries. As of May 14, 2008, we have collected 105,080 caps that enabled the purchase of vaccines for 131 children.


ペットボトル・
キャップ回収箱
Plastic bottle cap collection campaign

Environmental Impact Indicators

Promoting the activities of environmental preservation, the Company has surveyed the indicators on environmental impact. Here we detail the energy consumption, such as electricity, gas and water, used by the Company's head office building, and the gasoline used for the vehicles owned by 360 branch offices.

Energy Consumption

Source of Energy	FY 2007	FY 2008
Electricity used at head office (kWh)	4,561,248	4,842,840
Gas used at head office (m^3)	121,408	130,414
Water used at headquarters building (m^3)	15,635	16,694
Gasoline used for branch offices vehicles (ℓ)	383,580	241,833

CO_2 Emission Conversion Calculations (Unit: kg-CO_2)

Emission Source	FY 2007	FY 2008
Electricity used at head office	2,531,493	2,687,776
Gas used at head office	252,487	271,217
Water used at head office	5,629	6,010
Gasoline used for branch offices vehicles	890,542	561,454
Total	3,680,151	3,526,457

(Note) The conversion calculations for kg-CO_2 of electricity and gas used at the head office, and for gasoline used for branch offices vehicles are based on the CO_2 emission coefficient of the Ministerial Ordinance on Calculation of Greenhouse Gas Emissions Emitted by Specified Emitters (March 2006, Ministry of Economy, Trade and Industry and Ministry of the Environment, Ordinance No. 3). In the case of the kg-CO_2 conversion of water used, we used the list of CO_2 emission coefficients (updated in June 2006) provided by the Japan Center for Climate Change Actions (JCCCA).

Other Activities

Advertising / PR Activities Emphasizing Our CSR Philosophy

Takefuji has launched a new advertising campaign to enlighten consumers about the proper use of cash advances while continuing our public relations program to promote greater understanding of our activities related to CSR and compliance as well as corporate policies.

TV commercial


武富士
0120-2222-03
takefuji.jp

Newspaper advertisements


年度初めは
ボランティアから
始まります。
武富士


まだ、
6800頭の
武富士

New PR and Advertising Activities

•New "Enlightenment" TV Commercials

In April 2008, we began broadcasting a new TV commercial based on a newspaper theme.

Appearing in the ads as the main character is Mr. Takenori Emoto, a former representative of the Upper House of the Diet and currently a professional baseball commentator. In the commercials, he talks about the proper use of cash advances in an easy-to-understand way that also emphasizes Takefuji's prioritization of compliance in management activities.

To communicate the proper use of cash advances as the road to "Enlightenment," we use newspapers as a symbolic medium. In the commercial, Mr. Emoto stands up on the page of our newspaper advertisement and talks about the importance of reading the terms and conditions of the loan agreement, striking a balance between income and spending, and planning a repayment schedule carefully. As Mr. Emoto talks, close-ups of the important points written on the newspaper ad are shown to add visual impact. At the end of the commercial, the female employees in the newspaper ad pop up out of the page, proclaiming "We are Takefuji." This sincere and cheerful approach reflects our customer service.

•Corporate Advertising Campaign

Taking the form of Takefuji's founding spirit by expressing our heartfelt gratitude to our customers, our advertising of FY 2009 includes a series of advertisements that will introduce part of our CSR activities.

By highlighting some of the activities through which we contribute to society, such as volunteer work and the support for training of guide dogs, we hope to reach out to consumers with whom we have had little opportunity to interact and show how we are fulfilling our social responsibility.

Takefuji will continue to use newspaper and magazine advertising as well as its Website to convey its CSR principle of "contributing to people and society, and gaining the trust of people and society" based on its belief that building trust is a fundamental tenet of its business.

Contents

BALANCE SHEETS

Item / Fiscal Year Ended	2008/3 ¥ Millions	2008/3 Proportion (%)	2008/3 Change (%)	2007/3 ¥ Millions	2007/3 Proportion (%)	2007/3 Change (%)
ASSETS						
Current assets:						
Cash in hand and at banks	51,354		(10.3)	57,219		4.1
Direct cash loans to customers	1,195,328	84.7	(16.5)	1,431,848	89.8	(7.0)
Installment receivables	557		(4.3)	582		17.8
Securities	13,000		–	–		–
Accrued interest income on direct cash loans to customers	10,862		(15.9)	12,918		5.0
Deferred income tax assets	25,364		23.2	20,590		5.6
Other current assets	106,131		65.4	64,158		2.0
Less: Allowance for credit losses	(143,998)		(4.8)	(151,262)		0.6
Total current assets	1,258,598	89.2	(12.4)	1,436,054	90.1	(6.7)
Fixed assets:						
Tangible fixed assets	34,436		(3.6)	35,705		(4.1)
Intangible fixed assets	5,229		3.9	5,035		(12.7)
Other investments and other assets	112,312		(4.2)	117,221		8.9
Total fixed assets	151,978	10.8	(3.8)	157,960	9.9	(5.8)
Total assets	1,410,576	100.0	(11.5)	1,594,014	100.0	(10.5)
LIABILITIES						
Current liabilities:						
Short-term borrowings	22,884		43.0	16,000		12.3
Current portion of long-term borrowings	94,274		(14.7)	110,569		(3.0)
Other current liabilities	19,489		(8.1)	21,203		(49.8)
Total current liabilities	136,647	9.7	(7.5)	147,773	9.3	(43.4)
Fixed liabilities:						
Bonds	161,083		1.6	158,479		(30.7)
Long-term borrowings	284,007		(13.6)	328,791		7.7
Deferred income tax liabilities	4,131		(13.5)	4,777		–
Allowance for losses for refund of interest received from customers	386,256		(21.0)	488,798		–
Other fixed liabilities	9,555		(21.5)	12,169		(24.8)
Total fixed liabilities	845,032	59.9	(14.9)	993,015	62.3	80.5
Total liabilities	981,680	69.6	(13.9)	1,140,787	71.6	40.7
NET ASSETS						
Shareholders' equity:						
Common stock	30,478		0.0	30,478		0.0
Capital surplus	52,263		0.0	52,263		0.0
Retained earnings	388,188		(3.9)	403,969		(56.0)
Treasury stock	(48,248)		18.3	(40,776)		0.0
Total shareholders' equity	422,682	30.0	(5.2)	445,934	27.9	(53.5)
Valuation and foreign currency translation adjustments:						
Net unrealized gains on other investments in securities, net of taxes	1,791		(72.2)	6,432		(32.5)
Deferred hedge gains or losses	4,383		409.1	861		–
Total valuation and foreign currency translation adjustments	6,174	0.4	(15.3)	7,293	0.5	(23.5)
Share subscription rights:	41	0.0	–	–	–	–
Total net assets	428,897	30.4	(5.4)	453,227	28.4	(53.2)
Total liabilities and net assets	1,410,576	100.0	(11.5)	1,594,014	100.0	(10.5)

*Figures are rounded to the nearest appropriate unit.

STATEMENTS OF INCOME

Item / Fiscal Year Ended	2008/3 ¥ Millions	2008/3 Proportion (%)	2008/3 Change (%)	2007/3 ¥ Millions	2007/3 Proportion (%)	2007/3 Change (%)
Operating revenues	269,452	100.0	(17.9)	328,045	100.0	(6.2)
Interest income on direct cash loans	261,981		(17.7)	318,491		(6.7)
Commissions earned	72		(17.2)	87		31.8
Other financial income	2,930		(6.7)	3,139		356.9
Other operating income	4,468		(29.4)	6,328		(16.2)
Operating expenses	225,711	83.8	(54.3)	493,884	150.6	87.8
Financial expenses	21,383		(1.2)	21,651		3.8
Other operating expenses	204,328		(56.7)	472,233		95.1
Advertising expenses	4,843		(50.7)	9,818		(20.1)
Provisions for credit losses	90,984		(19.9)	113,642		(6.8)
Provisions for losses for refund of interest received from cusomers	57,854		(80.1)	290,449		1,190.9
Personnel expenses	19,662		(4.0)	20,479		(6.6)
Handling charges	11,115		3.0	10,793		3.4
Other	19,869		(26.6)	27,052		(21.1)
Operating income	43,741	16.2	–	(165,839)	(50.6)	–
Non-operating income	969	0.4	(3.5)	1,004	0.3	(67.4)
Non-operating expenses	4,044	1.5	354.4	890	0.2	595.3
Ordinary income	40,666	15.1	–	(165,726)	(50.5)	–
Extraordinary income	427	0.1	(61.6)	1,112	0.3	(96.1)
Extraordinary losses	32,115	11.9	(88.2)	273,025	83.2	388.8
Income before income taxes	8,978	3.3	–	(437,639)	(133.4)	–
Corporate taxes, inhabitants taxes and enterprise taxes	571	0.2	(97.3)	21,400	6.5	(56.8)
Deferred income tax expenses	(4,658)	(1.7)	–	22,338	6.8	–
Net income (loss)	13,064	4.8	–	(481,377)	(146.7)	–

*Figures are rounded to the nearest appropriate unit.

TOTAL REVENUES


¥ Millions
500,000
400,000
300,000
200,000
100,000
0
381,091
356,825
349,766
328,045
269,452
2004
2005
2006
2007
2008

(¥ Millions/%)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Revenues	381,091	356,825	349,766	328,045	269,452
Interest on Loans	371,943	347,474	341,463	318,491	261,981
Other Financial Income	66	144	687	3,139	2,930
Collection from Bad Debts Previously Written-off	8,113	8,213	6,559	5,284	3,312
Other	969	994	1,057	1,131	1,229
Revenue Growth Rate (%)	(9.1)	(6.4)	(2.0)	(6.2)	(17.9)

OPERATING INCOME


¥ Millions
150,000
100,000
50,000
0
(200,000)
121,518
114,706
86,817
(165,839)
43,741
2004
2005
2006
2007
2008

(¥ Millions)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Operating Income	121,518	114,706	86,817	(165,839)(*1)	43,741

(*1) The Company recorded ¥290.4 billion as operating expenses due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding, Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No.37.

ORDINARY INCOME


¥ Millions
150,000
100,000
50,000
0
(200,000)
137,565
117,773
89,766
(165,726)
40,666
2004
2005
2006
2007
2008

(¥ Millions)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Ordinary Income	137,565	117,773	89,766	(165,726)(*1)	40,666

(*1) The Company recorded ¥290.4 billion as operating expenses due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding, Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No.37.

NET INCOME


¥ Millions
100,000
60,000
20,000
0
(500,000)
74,356
66,711
39,080
(481,377)
13,064
2004
2005
2006
2007
2008

(¥ Millions)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Net Income	74,356	66,711	39,080(*2)	(481,377)(*3)	13,064(*4)

(*2) An extraordinary loss of ¥53.1 billion was recorded due to the adoption of accounting standard for impairment of fixed assets.
(*3) An extraordinary loss of ¥272.0 billion was recorded due to the fact stated in (*1).
(*4) Extraordinary loss of ¥29.7 billion is recorded due to liquidation of a debt assumption contract.

OPERATING INCOME / REVENUES


%
45
30
15
0
(45)
(60)
31.9
32.1
24.8
16.2
(50.6)
2004
2005
2006
2007
2008

(%)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Operating Income / Revenues	31.9	32.1	24.8	(50.6)(*)	16.2

(*) The Company recorded ¥290.4 billion as operating expenses due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding, Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No.37.

ORDINARY INCOME / REVENUES


%
45
30
15
0
(45)
(60)
36.1
33.0
25.7
15.1
(50.5)
2004
2005
2006
2007
2008

(%)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Ordinary Income / Revenues	36.1	33.0	25.7	(50.5)(*)	15.1

(*) The Company recorded ¥290.4 billion as operating expenses due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding, Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No.37.

NET INCOME / REVENUES


%
30
20
10
0
(140)
(150)
19.5
18.7
11.2
4.8
(146.7)
2004
2005
2006
2007
2008

(%)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Net Income / Revenues	19.5	18.7	11.2(*1)	(146.7)(*2)	4.8(*3)

(*1) An extraordinary loss of ¥53.1 billion was recorded due to the adoption of accounting standard for impairment of fixed assets.
(*2) The Company recorded ¥290.4 billion as operating expenses and ¥272.0 billion as extraordinary loss due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding, Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No.37.
(*3) Extraordinary loss of ¥29.7 billion is recorded due to liquidation of a debt assumption contract.

GENERAL AND ADMINISTRATIVE EXPENSES / REVENUES


%
150
120
90
60
30
0
62.3
61.2
69.2
144.0
75.8
2004
2005
2006
2007
2008

(¥ Millions/%)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
General and Administrative Expenses/Revenues (%)	62.3	61.2	69.2	144.0(*)	75.8
Operating Expenses	259,573	242,119	262,948	493,884	225,711
Financial Expenses	22,218	23,876	20,867	21,651	21,383
General and Administrative Expenses	237,355	218,243	242,082	472,233(*)	204,328

(*) The Company recorded ¥290.4 billion as operating expenses due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding, Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No.37.

PROFITABILITY

PERSONNEL EXPENSES / REVENUES



%
10
8
6
4
2
0
6.4
7.0
6.3
6.2
7.3
2004
2005
2006
2007
2008

(¥ Millions/%)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Personnel Expenses	24,236	24,817	21,926	20,479	19,662
Revenues	381,091	356,825	349,766	328,045	269,452
Personnel Expenses / Revenues (%)	6.4	7.0	6.3	6.2	7.3

ADVERTISING EXPENSES / REVENUES



%
5
4
3
2
1
0
2.9
1.8
3.5
3.0
1.8
2004
2005
2006
2007
2008

(¥ Millions/%)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Advertising Expenses	11,120	6,471	12,289	9,818	4,843
Revenues	381,091	356,825	349,766	328,045	269,452
Advertising Expenses / Revenues (%)	2.9	1.8	3.5	3.0	1.8

ASSETS

TOTAL ASSETS



¥ Millions
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1,932,033
1,913,832
1,780,265
1,594,014
1,410,576
2004
2005
2006
2007
2008

(¥ Millions/%)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Total Assets	1,932,033	1,913,832	1,780,265	1,594,014	1,410,576
Current Assets	1,662,319	1,636,126	1,539,805	1,436,054	1,258,598
Fixed Assets	217,687	202,411	167,769	157,960	151,978
Deffered Charges	52,027	75,296	72,692	–	–
Current Ratio (%)	620.7	941.0	590.0	971.8	921.1
Other Assets Ratio (%)	24.2	21.0	17.3	34.9	35.4

Notes: 1. Current Ratio=Current Assets (Fiscal year-end)/Current Liabilities (Fiscal year-end) x100
2. Other Assets Ratio=Other Assets (Fiscal year-end)/Shareholders' Equity (Fiscal year-end) x100

ORDINARY INCOME / TOTAL ASSETS



%
10
5
0
(5)
(10)
(30)
7.0
6.1
4.9
(9.8)
2.7
3.8
3.5
2.1
(28.5)
0.9
2004
2005
2006
2007
2008

(%)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Ordinary Income / Total Assets	7.0	6.1	4.9	(9.8)(*2)	2.7
Net Income / Total Assets (ROA)	3.8	3.5	2.1(*1)	(28.5)(*3)	0.9

Notes: 1. Ordinary Income/Total Assets (Yearly Average) x 100
2. Net Income/Total Assets (Yearly Average) x 100

(*1) The other expenses of ¥53.1 billion was recorded due to the adoption of accounting standard for impairment of fixed assets.

(*2) The Company recorded ¥290.4 billion as operating expenses due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding, Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No.37

(*3) An extraordinary loss of ¥272.0 billion was recorded due to the fact stated in (*2).

DIRECT CASH LOANS TO CUSTOMERS

OUTSTANDING LOANS / NUMBER OF CUSTOMER ACCOUNTS



¥ Millions
(Accounts) Thousand
2,000,000
3,000
1,600,000
2,400
1,200,000
1,800
800,000
1,200
400,000
600
0
0
1,578,729
1,568,725
1,540,046
1,431,848
1,195,328
2004
2005
2006
2007
2008

(¥ Millions/%)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Unsecured Outstanding Loans	1,578,729	1,568,725	1,540,046	1,431,848	1,195,328
Growth Rate (%)	(5.8)	(0.6)	(1.8)	(7.0)	(16.5)
Number of Unsecured Loan Accounts	2,602,964	2,442,560	2,322,917	2,125,599	1,833,316
Number of Credit Cardholder Accounts	158,941	218,957	254,665	284,825	294,860
Average Balance Outstanding per Account (¥ Thousand)	607	642	663	674	652

OUTSTANDING LOANS BY REGION



67.3 Billion
5.6%
104.6 Billion
8.8%
28.8 Billion
2.4%
48.2 Billion
4.0%
177.3 Billion
14.8%
Total
1,195.3
(¥ Billion)
483.4 Billion
40.5%
155.5 Billion
13.0%
As of March 31, 2008
Hokkaido
Tohoku
Kanto
Chubu
Kinki
Chugoku
Shikoku
Kyushu

OUTSTANDING LOANS BY INTEREST RATE



5.1%
4.9%
4.9%
4.1%
49.9%
47.1%
27.8%
24.7%
As of March 31, 2007
As of March 31, 2008
27.375%
25.550%
23.360%
18.250%
Other

OUTSTANDING LOANS BY AMOUNT



8.3%
4.5%
2.8%
3.7%
16.9%
17.3%
76.2%
70.3%
As of March 31, 2007
As of March 31, 2008
¥300,000 or less
Over ¥300,000 – ¥500,000
Over ¥500,000 – ¥1,000,000
Over ¥1,000,000

CREDIT LOSSES

ALLOWANCE FOR CREDIT LOSSES



¥ Millions
150,000
120,000
90,000
60,000
30,000
0
136,286
137,000
150,430
151,262
143,998
2004
2005
2006
2007
2008

(¥ Millions)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Allowance for Credit Losses	136,286	137,000	150,430	151,262	143,998

WRITE-OFFS



¥ Millions
%
150,000
10
120,000
8
90,000
6
60,000
4
30,000
2
0
0
134,998
112,858
91,183
100,279
98,248
2004
2005
2006
2007
2008

(¥ Millions/%)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Write-offs	134,998	112,858	91,183	100,279	98,248
Write-offs / Outstanding Loans (%)	8.55	7.19	5.92	7.00	8.22
Collection from Bad Debts Previously Written-off	8,113	8,213	6,559	5,284	3,312
Net Credit Losses	126,885	104,646	84,624	94,994	94,936
Net Credit Loss Ratio (%)	8.04	6.67	5.49	6.63	7.94

REFUND OF INTEREST RECEIVED FROM CUSTOMERS AND PORTION OF PRINCIPAL IMPAIRED

REFUND OF INTEREST RECEIVED FROM CUSTOMERS



¥ Millions
100,000
80,000
60,000
40,000
20,000
0
6,940
10,981
18,699
64,050
99,154
2004
2005
2006
2007
2008

(¥ Millions)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Refund of Interest Received from Customers	6,940	10,981	18,699	64,050	99,154

INTEREST REPAID (PORTION OF PRINCIPAL IMPAIRED)



¥ Millions
75,000
60,000
45,000
30,000
15,000
0
17,321
44,669
61,242
2004
2005
2006
2007
2008

(¥ Millions)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Interest Repaid (Portion of principal Impaired)	–	–	17,321	44,669	61,242

(*) This item had been included in write-offs until FY2005/3.

ANALYSIS OF LOAN PORTFOLIO

OUTSTANDING LOANS BY TYPE (MONTHLY AVERAGE)



¥ Millions
¥ Billions
100,000
80,000
60,000
40,000
20,000
0
2,000
1,600
1,200
800
400
0
1,579
1,569
1,540
1,432
1,195
40,688
43,349
41,180
34,588
21,615
9,764
10,305
9,433
8,190
3,561
3,967
3,215
3,704
2,867
1,573
2004
2005
2006
2007
2008
Additional Loans Under Existing Contract
Loans Under New Contract
Repeat Contract
Total Outstanding Loans (Year-End Balance)

NEW LOANS AND NET INCREASE (CASHING)



¥ Millions
1,000,000
750,000
500,000
250,000
0
(250,000)
(500,000)
(750,000)
652,090
682,445
651,814
547,768
320,997
(614,011)
(579,629)
(572,036)
(511,083)
(398,109)
2004
2005
2006
2007
2008

(¥ Millions)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Write-offs	(134,975)	(112,820)	(108,456)	(100,216)	(98,173)
Interest Repaid (Portion of Principal Impaired)	–	–	–	(44,667)	(61,235)
Outstanding Loans Change	(96,896)	(10,004)	(28,678)	(108,198)	(236,520)

Loans
Write-offs
Repayment
Outstanding Loans Change

FUNDING

INTEREST-BEARING DEBT / RATIO OF LONG-TERM DEBT


¥ Millions
%
1,000,000
800,000
600,000
400,000
200,000
0
100
80
60
40
20
0
970,759
887,163
730,106
613,840
562,248
2004
2005
2006
2007
2008

(¥ Millions/%)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Debt	970,759	887,163	730,106	613,840	562,248
Short-Term Debt	63,550	14,250	14,250	16,000	22,884
Long-Term Debt	907,209	872,913	715,856	597,840	539,364
Ratio of Long-Term Debt	93.5	98.4	98.0	97.4	95.9

FUNDING STRUCTURE BY MATURITY


28.6%
25.8%
71.6%
67.3%
As of March 31, 2007
As of March 31, 2008

□ Long-Term Borrowings □ Bonds □ Short-Term Borrowings

FUNDING SOURCES


0.9%
1.0%
0.7%
1.9%
4.1%
3.2%
2.6%
8.2%
21.3%
14.5%
40.9%
46.3%
25.8%
28.6%
As of March 31, 2007
As of March 31, 2008

Securitizations □ Bonds □ Foreign Banks and other institutions
□ Japanese Banks □ Lease / Finance Companies
■ Life and Casualty Insurance Companies □ Other

FUNDING STRUCTURE BY BASE INTEREST RATES


11.9%
0.5%
0.5%
9.7%
89.8%
87.6%
As of March 31, 2007
As of March 31, 2008

□ Fixed-Rate □ Long-Term Prime Rate
□ Yen Libor Rate and Others

SHAREHOLDERS' EQUITY

SHAREHOLDERS' EQUITY/ EQUITY RATIO



¥ Millions
%
1,000,000
800,000
600,000
400,000
200,000
0
75
60
45
30
15
0
898,762
964,956
969,250
453,227
428,856
2004
2005
2006
2007
2008

(¥ Millions/%)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Shareholders' Equity(*1)	898,762	964,956	969,250	453,227(*2)	428,856
Equity Ratio (%)	46.5	50.4	54.4	28.4	30.4

Notes: (*1) Including acquisition of the treasury stock.
(*2) The Company recorded ¥488.8 billion of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding, Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No.37.

RETURN ON EQUITY (ROE)



%
12
9
6
3
0
(70)
8.6
7.2
4.0
3.0
(67.7)
2004
2005
2006
2007
2008

(%)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Return on Equity	8.6	7.2	4.0(*1)	(67.7)(*2)	3.0(*3)

Notes: Return on Equity = Net Income / Shareholders' Equity (Yearly average) × 100
(*1) The other expenses of ¥53.1 billion was recorded due to the adoption of accounting standard for impairment of fixed assets.
(*2) The Company recorded ¥290.4 billion as operating expenses and ¥272.0 billion as extraordinary loss due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding, Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No.37.
(*3) Extraordinary loss of ¥29.7 billion is recorded due to liquidation of a debt assumption contract.

PER SHARE DATA

NET INCOME PER SHARE



¥
750
450
150
0
(3,500)
522.77
473.63
277.42
93.20
(3,421.15)
2004
2005
2006
2007
2008

(¥)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Net Income per Share	522.77	473.63	277.42(*1)	(3,421.15)(*2)	93.20(*3)
Adjusted Yearly Weighted Average Number of Shares Outstanding (Thousand)	142,149	140,723	140,706	140,706	140,172

Notes: (*1) The other expenses of ¥53.1 billion was recorded due to the adoption of accounting standard for impairment of fixed assets.
(*2) The Company recorded ¥290.4 billion as operating expenses and ¥272.0 billion as extraordinary loss due to the provisioning of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding, Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No.37.
(*3) Extraordinary loss of ¥29.7 billion is recorded due to liquidation of a debt assumption contract.

SHAREHOLDERS' EQUITY PER SHARE / DIVIDENDS PER SHARE



¥
¥
7,500
6,000
4,500
3,000
1,500
0
250
200
150
100
50
0
6,382.20
6,857.52
6,888.16
3,221.09
3,115.59
2004
2005
2006
2007
2008

(¥)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Shareholders' Equity per Share	6,382.20	6,857.52	6,888.16	3,221.09(*)	3,115.59
Dividends per Share	100.00	100.00	230.00	230.00	180.00

(*) The Company recorded ¥488.8 billion of the allowance for losses from interest refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding, Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No.37.

PER EMPLOYEE DATA

OUTSTANDING LOANS (UNSECURED) PER EMPLOYEE



¥ Millions
Accounts
500
400
300
200
100
0
1,000
800
600
400
200
0
477
451
486
490
455
2004
2005
2006
2007
2008

(¥ Millions)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Outstanding Loans per Employee	477	451	486	490	455
Number of Customer Accounts per Employee	786	703	733	728	698
Number of Employee at Fiscal Year-End	3,311	3,476	3,171	2,920	2,625

PROFITABILITY PER EMPLOYEE



¥ Millions
60
36
12
0
(60)
37
33
27
(57)
17
2004
2005
2006
2007
2008

(¥ Millions)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Revenue per Employee	115	103	110	112	103
Operating Income per Employee	37	33	27	(57)	17
Ordinary Income per Employee	42	34	28	(57)	15
Net Income per Employee	22	19	12	(165)	5

PER BRANCH OFFICE DATA

OUTSTANDING LOANS (UNSECURED) PER MANNED BRANCH OFFICE



¥ Millions
Accounts
4,000
3,200
2,400
1,600
800
0
7,500
6,000
4,500
3,000
1,500
0
2,990
2,971
2,945
3,040
3,320
2004
2005
2006
2007
2008

(¥ Millions)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Outstanding Loans per Manned Branch Office	2,990	2,971	2,945	3,040	3,320
Number of Customer Accounts per Manned Branch Office	4,930	4,626	4,442	4,513	5,093
Number of Manned Branch Offices at the Year-End	528	528	523	471	360

PROFITABILITY PER MANNED BRANCH OFFICE



¥ Millions
400
240
80
0
(400)
230
217
166
(352)
122
2004
2005
2006
2007
2008

(¥ Millions)

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Revenue per Manned Branch Office	722	676	669	696	748
Operating Income per Manned Branch Office	230	217	166	(352)	122
Ordinary Income per Manned Branch Office	261	223	172	(352)	113
Net Income per Manned Branch Office	141	126	75	(1,022)	36

OFFICE NETWORK

NUMBER OF OFFICES



2,000
1,600
1,200
800
400
0
1,892
1,893
1,898
1,729
1,500
1,363
1,364
1,374
528
528
523
471
360
2004
2005
2006
2007
2008

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Number of Manned Branch Offices	528	528	523	471	360
Number of Unmanned Branch Offices	1,363	1,364	1,374(*)	1,257(*)	1,139(*)
Number of ¥en musubi	1,892	1,893	1,898(*)	1,729(*)	1,500(*)

Notes: In addition, there has been one Internet branch office since 2000/3.
(*) Unmanned branch offices including automatic quick loan application

NUMBER OF OFFICES BY REGION



25
(52)
32
(110)
9
(45)
19
(74)
Nationwide
360
[1,139]
Offices
66
(189)
111
(275)
55
(242)

As of March 31, 2008

Hokkaido ☐ Tohoku ☐ Kanto ☐ Chubu ☐ Kinki
■ Chugoku ☐ Shikoku ☐ Kyushu

Note: Numbers in parentheses indicate unmanned branch offices excluding Internet branch office.

OFFICES BY NUMBER OF EMPLOYEES



14.4%
52 (11)
Manned
Branch Offices
361
[105]
85.3%
308 (93)

As of March 31, 2008

☐ Number: 5 or less ☐ Number: 6 – 9 ☐ Number: 10 and over

Note: Numbers in parentheses indicate female office managers.
Total number of manned branch offices includes one Internet branch office.

MANNED BRANCH OFFICES BY OUTSTANDING LOANS



3.3%
31.9%
Manned
Branch Offices
361
36.6%
28.2%

As of March 31, 2008

Outstanding Loans: less than ¥1 billion	Offices: 12
☐ Outstanding Loans: ¥1 billion – ¥2 billion	Offices: 132
☐ Outstanding Loans: ¥2 billion – ¥3 billion	Offices: 102
☐ Outstanding Loans: over ¥3 billion	Offices: 115

Note: Total number of manned branch offices includes one Internet branch office.

ATM-RELATED DATA

NUMBER OF ATMS



Takefuji ATM
Tie-up ATM
2,500 60,000
2,000 48,000
1,500 36,000
1,000 24,000
500 12,000
0 0
2,034
2,029
2,025
1,856
1,618
33,506
36,191
43,425
46,216
52,320
2004
2005
2006
2007
2008

Fiscal Year Ended	2004/3	2005/3	2006/3	2007/3	2008/3
Number of Takefuji ATMs	2,034	2,029	2,025	1,856	1,618
Number of Tie-up ATM and CDs	33,506	36,191	43,425	46,216	52,320
Total	35,540	38,220	45,450	48,072	53,938

COMPOSITION OF TRANSACTIONS BY TYPE



(%)
0
20
40
60
80
100
Loan withdrawal
58.2%
37.3%
4.5%
Repayment
49.2%
26.2%
21.4%
2.9%
0.1%
0.2%
Total
51.7%
29.2%
15.5%
3.4%
0.1%
0.1%

Takefuji ATM ☐ Tie-up ATM ☐ Office ☐ Bank Account Transfer
■ Registered Mail ☐ Collection Visit

LOAN AMOUNT PER ATM TRANSACTION



3.9%
16.2%
12.4%
3.5%
9.8%
As of March 31, 2008
37.5%
16.7%

☐ Under ¥10 thousand ☐ ¥10 – ¥19 thousand
☐ ¥20 – ¥29 thousand ☐ ¥30 – ¥39 thousand
☐ ¥40 – ¥49 thousand ■ ¥50 – ¥100 thousand
☐ Over ¥100 thousand

REPAYMENT AMOUNT PER ATM TRANSACTION



3.4%
3.8%
9.5%
6.5%
17.3%
As of March 31, 2008
31.1%
28.4%

☐ Under ¥10 thousand ☐ ¥10 – ¥19 thousand
☐ ¥20 – ¥29 thousand ☐ ¥30 – ¥39 thousand
☐ ¥40 – ¥49 thousand ■ ¥50 – ¥59 thousand
☐ Over ¥60 thousand

NEW CUSTOMER ACQUISITION BY MEDIA


(%)
0 10 20 30 40 50 60 70 80 90 100
Year ended March 31, 2007
Office counter 10.9% 19.4% 21.5% 28.8% 3.1% 16.3%
¥en-musubi 10.3% 4.9% 21.1% 45.5% 9.4% 8.8%
Total 10.5% 10.5% 21.2% 39.1% 7.0% 11.7%
Year ended March 31, 2008
Office counter 8.5% 21.9% 20.3% 23.4% 3.0% 22.9%
¥en-musubi 9.8% 4.7% 24.7% 40.7% 8.9% 11.2%
Total 9.4% 10.2% 23.3% 35.2% 7.0% 14.9%
Word of Mouth, Introduction
Distributed Materials
Signs
TV
Newspaper, Magazine
Other

PLACE OF CONTRACT (NEW ACCOUNTS)


10.3%
39.7%
50.0%
FY ended March 2008
Office Counter
¥en-musubi (During regular office hours)
¥en-musubi (After regular office hours)

NUMBER OF BORROWINGS FROM OTHER CONSUMER FINANCE COMPANIES – NEW CUSTOMERS


9.3%
13.7%
36.7%
17.3%
23.0%
FY ended March 2008
0
1
2
3
4


(%)
0
10
20
30
40
50
60
70
80
90
100
Gender
Existing
Male 69.5%
Female 30.5%
New
Male 72.2%
Female 27.8%
Marital Status
Existing
Married 49.9%
Single 50.1%
New
Married 42.5%
Single 57.5%
Age
Existing
20s 14.3%
30s 25.3%
40s 20.5%
50s and over
Male 70.5% 29.5% Female
Male 73.2% 26.8% Female
Male 72.8% 27.2% Female
Male 65.1% Female 34.9%
New
20s 32.7%
30s 24.1%
40s 19.0%
50s and over 24.2%
Male 70.0% Female 30.0%
Male 73.1% 26.9% Female
Male 72.4% 27.6% Female
Male 74.0% 26.0% Female
Health Insurance
Existing
Company health insurance 55.4%
National health insurance 44.6%
New
Company health insurance 56.8%
National health insurance 43.2%
Residence
Existing
Own house 15.8%
House owned by family member 30.0%
Rental house 12.4%
Apartment 16.1%
8.2%
7.7%
Own house (with mortgage) 3.7%
Public housing apartment
Condominium
Company-owned House 2.6%
Dormitory
New
Own house 14.9%
House owned by family member 31.1%
Rental house 12.9%
Apartment 16.7%
6.8%
7.8%
Own house (with mortgage) 3.8%
Public housing apartment
Condominium
Company-owned House 2.6%
Dormitory

As of March 31, 2008


(%)
0
10
20
30
40
50
60
70
80
90
100
Length of Residence
Existing
Under 1 year 0.1%
1 – 3 years 1.5%
3 – 5 years
3.1%
5 – 10 years 13.2%
Over 10 years 82.1%
New
Under 1 year 3.9%
1 – 3 years 13.6%
3 – 5 years 9.0%
5 – 10 years 16.3%
Over 10 years 57.2%
Occupation
Existing
Office Worker 83.4%
Self-employed 11.4%
Public Servant 2.1%
Housewife 2.9%
Other 0.2%
New
Office Worker 84.2%
Self-employed 11.7%
Public Servant 2.8%
Housewife 0.9%
Other 0.4%
Length of Employment
Existing
Under 1 year 2.4%
1 – 3 years 9.3%
3 – 5 years 12.9%
5 – 10 years 22.1%
Over 10 years 53.3%
New
Under 1 year 11.4%
1 – 3 years 27.1%
3 – 5 years 14.9%
5 – 10 years 17.4%
Over 10 years 29.2%
Size of Company by Employees
Existing
Under 30 employees 63.9%
31 – 100 16.9%
101 – 500 11.3%
Over 501 7.9%
New
Under 30 employees 59.9%
31 – 100 17.7%
101 – 500 12.8%
Over 501 9.6%
Annual Income
Existing
Under ¥2 million 5.1%
¥2 – ¥3 million 7.1%
¥3 – ¥4 million 27.7%
¥4 – ¥5 million 30.9%
Over ¥5 million 29.2%
New
Under ¥2 million 6.9%
¥2 – ¥3 million 18.7%
¥3 – ¥4 million 27.8%
¥4 – ¥5 million 22.5%
Over ¥5 million 24.1%

As of March 31, 2008

1. Features of Products Offered

1. Speedy procedures
2. Unsecured (no collateral) and unguaranteed loans
3. Confidentiality strictly upheld
4. Interest calculated daily
5. Revolving loan method

2. Loan Application Procedures (Over the Office Counter)


Visit office to apply
Provide statement of health insurance
Provide statement of salary
Fill out consent forms, check list and acceptance form
Copy identification card and etc.
Fill out Takefuji Card membership application form & customer card
Credit is checked with reference to credit criteria of credit information organizations and Takefuji Information Center
Request to fill out the application form
In compliance with Money Lending Business Law
Hearing and scoring
Loan application and screening
Information on application is verified
In accordance with the Law for Prevention of Transfer of Criminal Proceeds
1. Confirm present address
2. Confirm name
3. Confirm birthday
Confirm employment
Computerized counseling
Credit criteria
Credit limit is calculated
Print out scoring sheet
Credit decision
Office manager gives approval
Computer registration
Explanation of repayment sheets
Return identification card and etc.
Input data
Card loan facility contract drawn up
Explain repayment rules
Contract execution
Deliver contract copy and card member agreement, Q&A sheet
Cashing card issued
Receipt issued
(Stating outstanding balance)
Cash delivered to the customer

Notes: Loans exceeding ¥500,000 are subject to stringent assessment by the Company's Examination Dept. "Specified Purpose Loans" are not revolving loans.

3. Loan Application Procedures (¥en-musubi)


Applicant (Unmanned machine booth)
Operator (Loan Application Center)
Visit booth
Fill out Takafuji Card membership application & customer card
Fill out check list and acceptance form
Fill out consent forms set
A set of check list and acceptance form
scanner
Display of consent forms Print out
Insert Takefuji Card membership application & customer card into the machine
scanner
Print out
Input necessary items
touch panel
Computer at Loan Application Center
Credit is checked with reference to credit criteria of credit information organizations and Takefuji Information Center
Health insurance card
camera
Customer image
Drivers license
Print out scoring sheet
Loan application and screening
Place ID's in machine
scanner
Print out
Information on application is verified
1. Confirm present address
2. Confirm name
3. Confirm birthday
Explanation: repayment, various services
Credit criteria
Calculation of credit limit
Credit card information
Credit card choice
Credit card confirmation
Input approved amount
Office manager's approval
Credit decision
Input scoring data
Contract issued
Card loan contract & terms
Computer at Loan Application Center
Instruction to make contract
Signature
Card loan contract & terms
Insert contract
Contract execution
Receive contract copy
Deliver user manual
Card loan contract & terms
Card loan contract & terms (copy)
(Stays in machine)
Card issued
Computer at Loan Application Center
Instruction to issue card
¥en Card issued
Advice to keep card member agreement

4. Loan Review Procedures

The consumer finance industry is built around convenience, achieved with quick loans which require neither security nor guarantees. In order to offer such loans, the Company has developed the following standards and procedures drawing on experience accumulated during its years in the field.

(1) Credit limits and conditions vary by occupation, age, income and other relevant factors, based on extensive data on past repayment histories.
(2) Identity, employment, address and other key items of information are carefully confirmed.
(3) The prospective customer's creditworthiness is determined at the time of loan application, in part by running checks with Takefuji Information Center, which manages a database on Takefuji customers, and the individual credit information center of the Allied Nationwide Credit Information Center. Loans are not extended to individuals who are found to have previously defaulted or who already hold a large number of loans. In March 1987, the exchange of personal information on customers was initiated between the banking, credit sales and consumer finance industries in order to further reduce the risk of non-performing loans.
(4) The yen limit of the loans is calculated based on both the customer's demonstrated creditworthiness and by reference to standards set according to yearly income. The average amount of a new loan on first application currently stands at around ¥180 thousand. The credit limit may be increased depending on the customer's payment records. The average balance of loans outstanding per customer was around ¥652 thousand as of March 2008.

5. Payment

The Company employs a fixed payment date system.
(1) Fixed payment date
For the customer's convenience, the payment date is established as one of the three days following his or her monthly payday. Thus the customer can always make the monthly payment on the same convenient date.
(2) Payment amount
Minimum-payment amounts are determined and fixed according to amount of loan and number of payment.
(3) Administration of receivables
a. Delinquency
The day following the agreed payment date is considered the date when delinquency occurs, and the days of delinquency are calculated accordingly.
b. Renewal of payment date
The payment date is revised to the next payment date when
1) payment of the monthly principal and interest due is received or
2) payment of an amount greater than the interest due by the following payment date is received.

6. Individual Credit Information Organizations

(1) Overview of Takefuji's comprehensive credit checks (As of March 31, 2008)

Items / Organization	Takefuji Information Center	Allied Nationwide Credit Information Center	Japanese Bankers Association Personal Credit Information Center	Credit Information Center Corp.
Type of organization	Takefuji's independent information center (Began operations in July 1983)	Association of 33 independent credit information centers including companies and cooperative associations (Began operation in September 1976)	Center for the collection of personal credit information (Began operation in 1988)	Agency for the collection of consumer credit information (The Shinpan and the credit card industry) (Began operation in September 1984)
Number of members	361 offices in Japan including 1 Internet office	2,333 Companies and 3,741 offices	1,425 Companies	709 Companies
Users	Purposes 1. Established to fill a need for communication between credit information centers, which did not exist previously 2. To avoid setting up Takefuji accounts at more than one branch for the same individual	(Membership) Consumer finance companies, local credit sales companies, and others	(Membership) Primarily banks, financial institutions, credit card companies and other financing institutions and companies	(Membership) Primary consumer credit and credit card Companies
Accumulated data (Approximate)	10,350,000 listings	23,510,000 listings	128,570,000 listings	487,780,000 listings
Inquiries and responses per month from consumer finance industry (Approximate)	173,000	6,980,000	Members: 1,160,000 Partnering intelligence agencies: 600,000	Members: 12,300,000 Partnering intelligence agencies: 1,870,000
Method of inquiry and response	Online inquiries and responses through computer network	① Dedicated terminals ② CPU connection ③ Magnetic media	① Online real-time (EDP terminal) ② File transfer	① Online transmission ② Computer and CPU connection ③ CMT and otehr methods

(2) Purpose
In order to prevent the increase of individuals who take on excessive borrowings from multiple sources, the Company utilizes four credit information organizations to make meticulous identification of problem credit risks and to protect consumers. Careful observance of these basic premises helps the Company to maintain sound operations.

1. Takefuji Information Center
   Real-time information on customer accounts eliminates the possibility that an individual may open multiple accounts by visiting more than one Takefuji office.
2. Allied Nationwide Credit Information Center
   This center, which supplies real-time information to consumer finance companies, comprises 33 independent credit information centers linked by an online computer network throughout Japan.
3. Personal Credit Information Center of the Japanese Bankers Association (JBA)
   This is a banking information center operated by JBA, securing consumer personal credit information on a nationwide level.
4. Credit Information Center Corp.
   Supported by trusts from members and consumers, this center strives to build better protection for personal credit information. Together with this, the center aims to contribute to the creation of an affluent, sound society through its activities, which strive to develop a healthy consumer credit business.

7. Debt Collection

(1) Three basic strategies minimize the risk of non-payment (delinquency).
a. Appropriate credit lines are established based on the Company's accumulated data and know-how.
b. Payment dates are set to maximize customer convenience.
c. In the event of non-payment, debt collection efforts are made promptly and efficiently.
(2) Debt collection operations

Type of delinquent account	Before payment date (Excluding delinquencies involving attorneys)	1-90 days in arrears	Over 90 days in arrears	Voluntarily and legally administerd delinquencies	Court-led rehabilitation delinquencies	Written-off accounts
Responsible unit	Branch office/Regional loan collection office/ Loan Administration Dept. at head office	Branch office	Regional loan collection office	Loan Administration Dept. at head office	Loan Administration Dept. at head office	Loan Administration Dept. at head office
Description	•Written notice of repayment date five days prior •Telephone reminder on repayment date	•Contact by telephone and mail •Contact by e-mail	•Contact by telephone and mail •Contact by e-mail •Payment request and legal proceedings	•Collection and administration of delinquecies involving attorneys and judicial scriveners •Contact by e-mail	•Collection and administration of court-led rehablitaion delinquencies	•Contact by telephone and mail

(3) Internal restrictions on collection activities
a. Request by telephone
- Frequency: total of three calls per day (per customer).
- Time: from 8:10 a.m. to 8:50 p.m., but:
  First request for 1 day-repayment delay should be made after 8:30 a.m. and morning calls are prohibited when the customer's working hours are at night.

b. Request by written notice or e-mail
- Frequency: 3 days of interval must be secured between two requests. Not allowed to contact customer asking for repayment other than home address without proper reasons.

8. Maximum Lending Rate


(%)
60
50
40
30
20
10
0
Legal maximum lending rate
Annual interest rate 40.004% (91/11)
Annual interest rate 29.20% (00/6)
Annual interest rate 29.20% (90/1)
Takefuji's maximum lending rate
Annual interest rate 27.375% (96/2)
Annual interest rate 18.00% (08/1)
'90
'91
'96
'00
'07
'08

9. Average Yield on Outstanding Loans (Interest Income/ Average Outstanding Balance)

Item \ FY ended	2003/3	2004/3	2005/03	2006/03	2007/03	2008/03
Actual yield per annum (%)	23.37	22.50	21.74	21.66	20.92	19.29

INDUSTRY DATA

OUTSTANDING CONSUMER LOANS



¥100 Millions
500,000
400,000
300,000
200,000
100,000
0
372,017
374,035
372,867
355,959
351,211
356,620
358,517
352,849
346,492
344,999
330,471
315,477
52,082
59,634
65,179
71,371
78,586
88,489
96,918
102,357
101,755
101,571
98,862
92,107
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
'05
'06
Total Consumer Loans
Specialized Consumer Loan Companies

Source: Japan Consumer Credit Association

MARKET SHARE INFORMATION (CONSOLIDATED BASIS)



Takefuji
¥1,195.3 Billion
14.2%
ACOM
¥1,318.8 Billion
15.6%
PROMISE
¥1,143.8 Billion
13.6%
AIFUL
¥1,058.9 Billion
12.5%
Other
¥2,765.2 Billion
32.8%
8,431.9
(¥ Billion)
(*1)

As of March 31, 2008

Source: The Japan Finance Newspaper

Notes: (*1) The aggregate companies total with outstanding loans over ¥10 billion.

(*2) The total of CFJ Co., Ltd. consists of two companies, Dick and Unimat Ladies.

FINANCIAL SECTION

Contents

FIVE-YEAR SUMMARY

	Millions of yen					Thousands of U.S. dollars*
	2008	2007	2006	2005	2004	**2008**
Direct cash loans to customers	**¥1,195,328**	¥1,431,848	¥1,540,046	¥1,568,725	¥1,578,729	**$11,953,280**
Revenues	**270,479**	328,920	351,259	360,121	384,506	**2,704,790**
Income before income taxes	**10,542**	—	70,402	115,940	139,483	**105,420**
Loss before income taxes	**—**	436,773	—	—	—	**—**
Net income	**14,105**	—	46,924	68,726	74,745	**141,050**
Net loss	**—**	481,274	—	—	—	**—**
Total net assets	**433,775**	457,715	972,257	960,718	893,084	**4,337,750**
Total assets	**1,392,899**	1,583,172	1,696,849	1,821,056	1,838,031	**13,928,990**
Number of accounts (thousands)	**1,833**	2,126	2,323	2,443	2,603	**—**
Number of manned branches	**360**	471	523	528	528	**—**
Number of employees	**2,643**	2,938	3,184	3,491	3,324	**—**

*U.S. dollar amounts are translated from yen, for convenience only, at the rate of ¥100=US$1, a mean telegraphic transfer rate on March 31, 2008 offered by a prime Japanese bank, as described in Note 1 of the Notes to the Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS, FINANCIAL CONDITION, AND CASH FLOWS

Financial Review

The balance of direct cash loans to customers-principal at the end of the year was ¥1,195,328 million (down 16.5% from the previous year-end). New customer accounts decreasing by 77,410, or 35.1% to 143,115, and the number of customer accounts at March 31, 2008 decreased by 13.8% to 1,833,316. Revenues for the year amounted to ¥270,479 million, decreased by 17.8% from the previous year. Operating income during FY2008, which ended March 31, 2008, was ¥44,781 million (Operating loss during FY2007, which ended March 31, 2007, was ¥165,031 million). Net income during FY2008 was ¥14,105 million (Net loss during FY2007 was ¥481,274 million). The reason for this recovery in net income is mainly due to decrease of provisions for losses for refund of interest received from customers. The details of each pro t and loss items are as follows:

Revenues

Revenues decreased by 17.8% to ¥270,479 million (US$2,705 million) in the year ended March 31, 2008, compared to the year ended March 31, 2007, re ecting principally a decrease of ¥56,510 million, or 17.7%, in interest income on direct cash loans. This decrease resulted mainly from a decrease of 16.5% in the balance of direct cash loans to customers-principal to ¥1,195,328 million (US$11,953 million). The loan yield decreased to 19.29% due to the fact that we promoted lower interest rates and lowered the cap interest rate for new customers in preparation for the nal stage enforcement of the new Money Lending Business Law in 2010. The average balance per account decreased, by 3.3%, to ¥652 thousand. Other income decreased by 18.5% to ¥1,931 million. The number of manned branch of ces decreased by 111 to 360. The total of unmanned branch of ces was brought to 1,139 with 10 quick-loan application machines. The number of ¥en-musubi automated loan contracting machines decreased to 1,490. The number of interlinked cash dispensers and ATMs at banks and other locations increased from 46,216 to 52,320. Takefuji reduced its own ATMs to 1,618 compared to 1,856 in the previous year, based on our corporate strategy on a scrap and build policy for the customers' convenience, improving operational ef ciency and also as one of the steps for reducing expenses.

Operating Expenses

Operating expenses amounted to ¥225,698 million (US$2,257 million), down 54.3%, or ¥268,253 million, from the previous scal year. Within this total, nancial expenses decreased by ¥367 million (US$3.7 million) or 1.7%, to ¥20,930 million. Other operating expenses decreased to ¥204,768 million (US$2,048 million) from ¥472,654 million a year earlier by ¥267,886 million, or 56.7%, mainly because of signi cantly decreased provisions for losses for refund of interest received from customers and advertising expenses. Other factors of increase and decrease of operating expenses are as follows:

Total credit costs (Provisions for credit losses) decreased by 19.9% to ¥90,984 million (US$910 million) from ¥113,642 million a year earlier, and the actual amount of loan write-offs decreased by ¥2,031 million, or 2.0%, to ¥98,248 million (US$982 million) due to the decline in personal bankruptcies. The ratio of write-offs to total outstanding loans increased by 1.22 percentage points to 8.22%. Collections of previously written-off amounts were ¥3,312 million. The recovery rate as a percentage to the outstanding loan balance was 0.3%. As a result, the net credit loss ratio was 7.9%. Advertising expenses decreased by ¥4,973 million to ¥4,853 million (US$49 million) from ¥9,826 million a year earlier as one of the steps for reducing expenses.

Operating Income

As a result of operating revenues and expenses for the period described above, operating income during FY2008 was ¥44,781 million (US$448

Outstanding Loans
Number of Customer Accounts



(¥ Millions)
(Accounts) (Thousands)
2,000,000
1,600,000
1,200,000
800,000
400,000
0
3,000
2,400
1,800
1,200
600
0
1,578,729
1,568,725
1,540,046
1,431,848
1,195,328
2004
2005
2006
2007
2008

Credit Losses
Credit Losses/Outstanding Loans



(¥ Millions)
(%)
150,000
120,000
90,000
60,000
30,000
0
10
8
6
4
2
0
134,998
112,858
108,504
100,279
98,248
2004
2005
2006
2007
2008

million). During FY2007, operating loss was ¥165,031 million.

The main reason for the decline of expense was a signi cant decrease, by ¥232,595 million to ¥57,854 million (US$579), in provisions for losses for refund of interest received from customers.

Other Expenses

Loss on liquidation of in-substance defeasance of ¥29,691 million was posted.

As a result of the foregoing, income before income taxes during FY2008 was ¥10,542 million. On the contrary, loss before income taxes during FY2007 was ¥436,773 million.

Net Income

Net income amounted to ¥14,105 million (US$141 million) in the year ended March 31, 2008. Net income per share increased to ¥100.6 (US$1) from –¥3,420.4.

Dividend

The total full year dividend for the scal year ended March 31, 2008 decreased by ¥50 to ¥180 (US$1.8) per share. We regard return of pro ts to shareholders as one of the most important roles of the company. The dividend forecast per share for the 42nd scal year will be ¥30 per share interim dividend and ¥30 year-end dividend. Total dividend for the scal year ending March 31, 2009 will be ¥60 (US$0.6) per share.

Financial Condition

Regarding funding for the current consolidated scal year, we worked to reduce assets by lowering interest-bearing debt in the rst-half of the scal year, and focused on liquidity in the second-half of the scal year, due to the increasing anxiety over the liquidity in the nancial market, in connection with sub-prime mortgage issues.

We stably raised long-term and short-term funds of ¥56.5 billion from nancial institutions. As for the in-substance defeasance implemented in the rst-half of the consolidated scal year under review, the said structured nance transaction was liquidated and ¥30 billion is on the balance sheets as bonds payable for ¥30 billion of unsecured domestic straight bonds, series No. 8 for 20 years. As a result, after adjusting the bonds issuance difference, the total amount of interest-bearing debt is ¥539,364 million, down by ¥58,476 million in a year-

Unseccured Loans by Interest Rate


(%)
27.375%
25.550%
23.360%
18.250%
Others
100
75
50
25
0
43.0
42.0
48.7
49.9
47.1
27.8
24.7
2004
2005
2006
2007
2008

Net Income (Loss)/Total Revenues


(%)
20
10
0
–100
–200
19.5
19.0
13.2
5.2
–145.7
2004
2005
2006
2007
2008

Net Income (Loss) per Share


(¥)
600
400
200
0
–2,000
–4,000
525.51
487.94
333.18
–3,420.4
100.6
2004
2005
2006
2007
2008

Total Assets


2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
1,838,031
1,821,056
1,696,849
1,583,172
1,392,899
2004
2005
2006
2007
2008

on-year comparison, and the average current maturity is 6 years and 3 months. We will continue our efforts to diversify fund-raising resources and rationalize our fund-raising structure, maintain a stable financial position and raise funds in a flexible and efficient manner, mindful of liquidity.

Moody's and Standard & Poor's have given the Company ratings of Baa1 and BBB-, respectively.

Balance Sheets

Assets

At the end of March 2008, total assets stood at ¥1,392,899 million (US$13,929 million), down ¥190,273 million from the fiscal year ended march 31, 2007, mainly due to a decrease of direct cash loans to customers-principal by ¥236,520 million to ¥1,195,328 million, which reflected primarily the tightening of lending criteria, a process of assets quality improvement.

Liabilities

Total liabilities decreased to ¥959,124 million (US$9,591 million) by ¥166,333 million, or 14.8% from ¥1,125,457 million. Total current liabilities decreased to ¥114,003 million (US$1,140 million) by ¥18,269 million, or 13.8%, from ¥132,272 million of the previous fiscal year. This was mainly because of the decrease of ¥16,295 million of current portion of long-term borrowings and of ¥1,796 million of accounts payable. Total fixed liabilities decreased by ¥148,064 million, or 14.9% to ¥845,121 million from ¥993,185 million in the previous year.

Net Assets

Total net assets decreased by ¥23,940 million, or 5.2%, to ¥433,775 million (US$4,338 million) from the previous fiscal year. The net assets ratio increased to 31.1% from 28.9% of the previous fiscal year and net assets per share decreased by 3.1% to ¥3,151.03 (US$31.51).

Cash Flows

At the end of March 2008, cash and cash equivalents stood at ¥153,471 million (US$1,535 million), up ¥57,375 million compared to ¥96,096 million in the previous consolidated fiscal year. This was mainly due to a mixed result of income before income taxes of 10,542 million yen, compared to ¥436,773 million of the loss before income taxes in the previous fiscal year, proceeds from long-term borrowings, redemption of bonds (in-substance defeasance) and payments of income taxes.

The details and sources of cash flows provided and used for the year in review are given below.

Cash Flows from Operating Activities

Net cash provided by operating activities amounted to ¥187,601 million (US$1,876 million), up ¥117,146 million from the previous fiscal year, as a result of the decrease in direct cash loans made to customers, which reflects tightening of lending criteria. Income before income taxes was ¥10,542 million (US$105 million), up ¥447,315 million from ¥436,773 million of loss before income taxes in the previous fiscal year. ¥398,141 million (US$3,981 million) of direct cash loans collected from customers, down ¥112,942 million from the previous fiscal year was posted. ¥320,985 million (US$3,210 million) in direct cash loans made to customers, down by ¥226,766 million from the previous fiscal year, and ¥102,542 million of decrease in allowance for losses for refund of interest received from customers, down by ¥568,840 million from the increase of ¥466,298 million of the previous fiscal year were posted.

Cash Flows from Investing Activities

Net cash used in investing activities during the year increased by ¥993 million to ¥255 million (US$2.6 million) from the previous fiscal year. This was mainly due to ¥1,336 million of acquisition of tangible fixed assets, down ¥246 million from the previous fiscal year and ¥2,328 million of acquisition of intangible fixed assets, down ¥1,417 million from the previous fiscal year, while proceeds from sales of investments in securities was ¥1,906 million yen, up ¥1,111 million from the previous fiscal year and we received refunds of guarantee money paid with closure of branch offices for the amount of ¥1,487 million as shown in the item "other, net."

Cash Flows from Financing Activities

Net cash used in financing activities was ¥127,397 million (US$1,274 million), down by ¥47,106 million from the previous fiscal year. This was primarily due to redemption of bonds (in-substance defeasance) of ¥30 billion, down ¥38 billion from ¥68 billion in the previous fiscal year and ¥104,580 million of repayments of long-term borrowings, down ¥6,849 million from the previous fiscal year. However there were ¥43.5 billion yen of proceeds from long-term borrowings, down ¥88,000 million from the previous fiscal year.

Net Assets
Net Assets Ratio


(¥ Millions)
(%)
1,000,000
800,000
600,000
400,000
200,000
0
75
60
45
30
15
0
893,084
960,718
972,257
457,715
433,775
2004
2005
2006
2007
2008

Investment Considerations

Forward-Looking and Cautionary statements

This annual report & CSR report of TAKEFUJI CORPORATION (Takefuji or the Company) includes statements that are not historical or current facts and are "forward-looking statements."

The word "believe," "anticipate," "project," "plan," "expect," "intend," "will likely result," "looking forward," or "will continue," and similar expressions identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Takefuji Corporation cautions readers not to place undue reliance on any such forward-looking statements, which speak only to their respective dates. The following are some of the factors that could affect financial performance or could cause actual results to differ materially from estimates contained in or underlying the Company's forward-looking statements.

- general economic conditions in the consumer loan industry
- fluctuations in the economic, credit, interest rate or foreign currency environment in Japan and abroad
- level of activity within the national and international credit market
- competitive conditions and pricing levels
- legislative or regulatory development
- technological development
- changes in tax laws
- the effects of mergers, acquisitions and divestitures and
- uncertainties that have not been identified at this time

The Company undertakes no obligation to correct or update any forward-looking statement if it later becomes aware that such results are not likely to be achieved.

The ability of the Company to achieve earnings growth in the future is subject to a variety of factors related to the Japanese economy, the consumer finance industry, and management of the Company. These factors primarily involve changes in the market for consumer loans and the default rate of customers, competition from other lenders, legal limits on interest rates charges by the Company, funding availability for the Company operations, and the overall status of the Company.

Operating Environment

During the fiscal year under review, the Japanese economy continued on a gentle path toward recovery, underpinned by production and exports in the private corporate sector, but corporate business sentiment was tinged with caution due to the impact of soaring oil prices and uncertainty about the U.S. economy, and the circumstances surrounding consumers remain severe given such factors as the widening income gap among households and regions.

Consumer Finance Market

In the consumer finance industry, Article 2 of the Amendment of the Money Lending Business Control and Regulation Law was enforced in December 2007. With the adoption of new infrastructure, the establishment of the Japan Financial Services Association ("JFSA") as an authorized corporation, and the self-regulatory rules formulated by the JFSA, the industry entered a new era, shifting from legal regulation to self-regulation. Meanwhile, a large number of claims for interest refunds continue to squeeze the profits of every consumer finance company, and business conditions remain tough, with no let-up in the reduction of the loan balance due to stricter lending criteria or the withdrawal of small-to-medium sized lenders from the market, and with the trend towards contraction of the consumer finance market.

The Money Lending Business Law

To engage in its principal business, namely consumer finance, the Company is registered as a moneylender as provided by the Money Lending Business Law, regulation for loan business in Japan. Takefuji is required to comply with the regulations set out in that law encompassing all consumer finance business. These regulations include those covering the prohibition of excessive lending, the indication of loan terms, the advertising of loan terms, the prohibition of exaggerated advertisements, the issuance of document when concluding contracts, the delivery of receipts, the provision of account books, restrictions on designated notarial deeds, the regulation of loan collection, the return of loan contract, the display of signs, transfers of claims and others. In addition, the enforcement provisions of the Money Lending Business Law require Takefuji to conduct business mindful of the Comprehensive Supervisory Guidelines for Loan Providers and the JFSA Self-regulatory Basic Rules Regarding the Conduct of Money Lending Business Operations.

Deeming compliance to be its most important managerial challenge, we are working to build a highly effective compliance framework that will bolster its compliance by changing its organizational structure, offering education to employees, and creating a system with a self-correcting effect. However, in case that a part of Takefuji Group fails to comply with the Money Lending Business Law, it will not merely face administrative sanctions or penalties; its financial position and business results may be undermined by the infringement.

Following promulgation of the Amendment of the Money Lending Business Control and Regulation Law on December 20, 2006, the amendment is being enforced in four phases from the enforcement of Article 1 to the enforcement of Article 4. Article 1, which increases the penalty for unregistered operations (tightening of anti loan-shark measures), was enforced on January 20, 2007, one month after promulgation.

Next, Article 2, which was enforced on December 19, 2007, one year after promulgation, changed the name of the law from the Money Lending Business Control and Regulation Law to the Money Lending Business Law and the main points of the amendment are that it strengthens administrative measures including the establishment of business improvement orders, tightens regulation of solicitation, tightens regulation of collection activities, expands the scope of prohibited activities, provides for the establishment of the new Japan Financial Services Agency and the formulation of self-regulatory rules and makes it obligatory to agree to the browsing of accounts.

On "business improvement orders" the amendment states that in connection with the conduct of business by lenders, if considered necessary to protect the interest of borrowers, etc., the supervisory authorities may, to the extent necessary, order a change in business method or other measures necessary for improvement of business conduct, and there is the possibility that such business improvement orders will be issued with greater flexibility than the business suspension orders which have been available prior to the amendment. Furthermore, the new Japan Financial Services Association (JFSA) is a powerful self-regulatory body that has been granted the authority to investigate and supervise its members and considerable discretionary authority in order to increase the effectiveness of self-regulatory rules.

Article 3 will be enforced within one and a half years of enforcement of the Money Lending Business Law and under the amendment measures such as the establishment of credit information agencies and the establishment of a new money lending business supervisor system will be implemented. Then, within two and a half years of the enforcement of the Money Lending Business Law, Article 4 will be enforced. The main points of this amendment are the lowering of the maximum legal lending rate under the Law Concerning the Regulation of Receiving of Capital Subscription, Deposits and Interest on Deposits ("Capital Subscription Law") and the introduction of aggregate debt control.

As a result of the phased implementation of the Money Lending Business Law, the Company will be subject to greater business regulation than before and is currently taking action in areas such as its account books, work flow and information systems.

Claims for Refund of Interest Received from Customers

Takefuji's loan interest rates in part exceed the upper limit for interest rates prescribed by Article 1, Paragraph 1 of the Interest Rate Restriction Law. Although this excess portion was regarded as valid in the past if the application requirements provided in Article 43 of the Money Lending Business Control and Regulation Law were fulfilled, a defense in a case of a claim for refund of interest received from customers has become extremely difficult, since the Supreme Court handed down a decision that rules out the voluntary element, one of the application requirements, on January 13, 2006. The amount of refund of interest received from customers increased rapidly in the previous fiscal year.

In light of the above developments, the Company calculated the allowance for interest refund losses in the fiscal year under review in accordance with the Industry Audit Committee Report No. 37, Auditing Treatment on Recording of Allowance for Losses from Claims for Interest Refunds by Consumer Finance Companies, Etc. published by the Japanese Institute of Certified Public Accountants (JICPA) on October 13, 2006, posting an amount of 386,256 million yen.

Exchange Rate Risk

As of March 31, 2008, the domestic companies of the group held US$135 million in time deposits and property denominated in foreign currency. Because of the recent rise in the value of the yen, a foreign exchange losses of 2,574 million yen was recorded. Given the fluctuations in foreign exchange rates, the group may record other significant foreign exchange gain or loss in the future.

Medium-to-long Term Corporate Management Strategy

Takefuji will reform its core consumer finance business into a "middle-risk, middle-return type" business through a gentle shift in customer groups, in preparation for the introduction of final stage enforcement of the Money Lending Business Law. We will consolidate our position in the retail finance industry by strengthening relations with existing customers and also by working on sales activities and product designs aimed at new customer groups, identifying potential demand in undeveloped markets and offering an extensive product line-up to meet diverse needs.

In addition, as the gap between different lines of finance narrows, we will consider providing new services in areas where we can use our resources effectively and we will also promote strategic business measures such as business alliances with the aim of enhancing our corporate value in the medium-to-long term.

CONSOLIDATED BALANCE SHEETS

TAKEFUJI CORPORATION and Subsidiaries
As of March 31, 2008 and 2007

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	**2008**
ASSETS			
Current Assets:			
Cash on hand and at banks	**¥ 41,195**	¥ 47,674	**$ 411,950**
Time deposits	**15,287**	10,436	**152,870**
Marketable securities (Note 3)	**13,000**	10,000	**130,000**
Short-term investments (certificates of deposit or commercial papers purchased under resale agreements)	**83,989**	27,986	**839,890**
Direct cash loans to customers (Notes 4 and 7):			
Principal	**1,195,328**	1,431,848	**11,953,280**
Accrued interest income	**10,862**	12,918	**108,620**
Less: Allowance for credit losses (Note 4)	**(143,998)**	(151,262)	**(1,439,980)**
Prepaid expenses	**1,032**	872	**10,320**
Deferred tax assets (Note 8)	**25,377**	20,604	**253,770**
Other current assets	**21,717**	35,959	**217,170**
Total Current Assets	**1,263,789**	1,447,035	**12,637,890**
Investments:			
Investments in securities (Note 3)	**17,179**	26,577	**171,790**
Other investments	**451**	1,139	**4,510**
Total Investments	**17,630**	27,716	**176,300**
Property and Equipment, Net of Accumulated Depreciation (Notes 5 and 7)	**46,986**	48,242	**469,860**
Intangible Fixed Assets	**5,234**	5,036	**52,340**
Leasehold Deposits and Other Assets (Note 6)	**59,260**	55,143	**592,600**
Total Assets	**¥1,392,899**	¥1,583,172	**$13,928,990**

The accompanying notes are an integral part of these statements.

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2008	2007	**2008**
LIABILITIES AND NET ASSETS			
Current Liabilities:			
Current portion of long-term debt (Note 7)	**¥ 94,274**	¥ 110,569	**$ 942,740**
Accounts payable	**9,450**	11,246	**94,500**
Income taxes payable (Note 8)	**335**	608	**3,350**
Accrued expenses	**6,721**	6,572	**67,210**
Other current liabilities	**3,223**	3,277	**32,230**
Total Current Liabilities	**114,003**	132,272	**1,140,030**
Non-current Liabilities:			
Long-term debt (Note 7)	**445,090**	487,271	**4,450,900**
Reserve for retirement benefits (Note 9)	**3,379**	3,215	**33,790**
Deferred tax liabilities (Note 8)	**4,211**	4,937	**42,110**
Allowance for losses for refund of interest received from customers (Note 11)	**386,256**	488,798	**3,862,560**
Other long-term liabilities	**6,185**	8,964	**61,850**
Total Non-current Liabilities	**845,121**	993,185	**8,451,210**
Total Liabilities	**959,124**	1,125,457	**9,591,240**
Commitments and Contingent Liabilities (Notes 4, 10 and 12)			
Net Assets:			
Shareholders' Equity			
Common stock, no par value:			
Authorized: 430,000,000 shares			
Issued: 147,295,200 shares as of March 31, 2008 and 2007	**30,478**	30,478	**304,780**
Additional paid-in capital	**52,263**	52,263	**522,630**
Retained earnings (Note 14)	**393,367**	408,107	**3,933,670**
Treasury stock, at cost, 9,646,607 shares as of March 31, 2008 and 6,589,219 shares as of March 31, 2007 (Note 14)	**(48,248)**	(40,776)	**(482,480)**
Total Shareholders' Equity	**427,860**	450,072	**4,278,600**
Valuation and Foreign Currency Translation Adjustment			
Net unrealized gains on other investments in securities, net of taxes	**1,619**	6,657	**16,190**
Deferred hedge gains	**4,383**	861	**43,830**
Foreign currency translation adjustment	**(128)**	125	**(1,280)**
Total Valuation and Foreign Currency Translation Adjustment	**5,874**	7,643	**58,740**
Share Subscription Rights (Note 15)	**41**	—	**410**
Total Net Assets	**433,775**	457,715	**4,337,750**
Total Liabilities and Net Assets	**¥1,392,899**	¥1,583,172	**$13,928,990**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2008, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	**2008**
Revenues:				
Interest income on direct cash loans	**¥261,981**	¥318,491	¥341,463	**$2,619,810**
Other financial income	**3,088**	3,248	736	**30,880**
Other operating income	**5,410**	7,181	9,060	**54,100**
	270,479	328,920	351,259	**2,704,790**
Costs and Expenses:				
Interest expense	**19,298**	19,900	19,416	**192,980**
Other expenses associated with financing	**1,632**	1,397	1,130	**16,320**
Provisions for credit losses (Note 4)	**90,984**	113,642	121,934	**909,840**
Provisions for losses for refund of interest received from customers	**57,854**	290,449	22,500	**578,540**
Losses for refund of interest received from customers	—	—	18,699	—
Advertising expenses	**4,853**	9,826	12,298	**48,530**
Other general and administrative expenses	**51,077**	58,737	67,497	**510,770**
	225,698	493,951	263,474	**2,256,980**
Operating Income	**44,781**	—	87,785	**447,810**
Operating Loss	—	165,031	—	—
Other Expenses (Income):				
Loss on devaluation of investments in securities (Note 3)	**385**	140	29	**3,850**
Loss on sales of marketable securities	—	—	44	—
Gain on sales of investments in securities (Note 3)	**(377)**	—	(28,264)	**(3,770)**
Loss on sales of investments in securities (Note 3)	—	1	16	—
Loss on sales/disposal of fixed assets	**53**	34	60	**530**
Gain on participation in partnerships	**(315)**	(548)	—	**(3,150)**
Loss on participation in partnerships	—	—	43	—
Gain on redemption of bonds	—	—	(188)	—
Loss on redemption of bonds	—	—	2,418	—
Loss on impairment of fixed assets	**873**	160	47,525	**8,730**
Provisions for losses for refund of interest received from customers	—	272,038	—	—
Loss on integration or closure of branch offices (Note 13)	**1,168**	708	—	**11,680**
Dividends income received	**(1,042)**	(1,204)	(2,668)	**(10,420)**
Foreign exchange gains	—	(158)	(1,603)	—
Foreign exchange losses	**2,574**	—	—	**25,740**
Loss on liquidation of in-substance defeasance transaction (Note 7)	**29,691**	—	—	**296,910**
Other, net	**1,229**	571	(29)	**12,290**
	34,239	271,742	17,383	**342,390**
Income before Income Taxes	**10,542**	—	70,402	**105,420**
Loss before Income Taxes	—	436,773	—	—
Income Taxes (Note 8):				
Current	**1,093**	22,163	49,907	**10,930**
Refunds	—	—	(10,043)	—
Deferred	**(4,656)**	22,338	(16,386)	**(46,560)**
	(3,563)	44,501	23,478	**(35,630)**
Net Income	**¥ 14,105**	—	¥ 46,924	**$ 141,050**
Net Loss	—	¥481,274	—	—

	Yen			U.S. dollars (Note 1)
Amounts Per Share (Note 2 (14)):				
Net income (loss)—Basic	**¥100.6**	¥(3,420.4)	¥333.2	**$1.01**
Net income—Diluted	—	—	324.0	—
Cash dividends	**180.0**	230.0	230.0	**1.80**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2008, 2007 and 2006

	In millions of yen (except for number of shares)									
	Shareholders' equity						Valuation and foreign currency translation adjustment			
	Number of shares issued (thousands)	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized gains/losses on other investments in securities, net of taxes	Deferred hedge gains or losses	Foreign currency translation adjustment	Stock subscription rights
Balance as of March 31, 2005...	147,295	¥30,478	¥52,263	¥ 898,141	¥(40,776)	¥ 940,106	¥ 20,858	¥ —	¥(246)	—
Dividends from surplus (¥165 per share)				(23,216)		(23,216)				
Bonuses to Directors				(62)		(62)				
Net income				46,924		46,924				
Acquisition of treasury stock ...					(0)	(0)				
Net changes of items other than shareholders' equity.......							(11,091)	(1,369)	353	
Balance as of March 31, 2006...	147,295	¥30,478	¥52,263	¥ 921,787	¥(40,776)	¥ 963,752	¥ 9,767	¥(1,369)	¥ 107	—
Dividends from surplus (¥230 per share)				(32,362)		(32,362)				
Bonuses to Directors				(44)		(44)				
Net loss..................................				(481,274)		(481,274)				
Acquisition of treasury stock ...					(0)	(0)				
Net changes of items other than shareholders' equity.......							(3,110)	2,230	18	
Balance as of March 31, 2007...	147,295	¥30,478	¥52,263	¥ 408,107	¥(40,776)	¥ 450,072	¥ 6,657	¥ 861	¥ 125	—
Dividends from surplus (¥180 per share)				(28,845)		(28,845)				
Net income				14,105		14,105				
Acquisition of treasury stock ...					(7,472)	(7,472)				
Net changes of items other than shareholders' equity.......							(5,038)	3,522	(253)	41
Balance as of March 31, 2008...	**147,295**	**¥30,478**	**¥52,263**	**¥ 393,367**	**¥(48,248)**	**¥ 427,860**	**¥ 1,619**	**¥ 4,383**	**¥(128)**	**41**

	Thousands of U.S. dollars								
	Shareholders' equity					Valuation and foreign currency translation adjustment			
	Common stock	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity	Net unrealized gains/losses on other investments in securities, net of taxes	Deferred hedge gains or losses	Foreign currency translation adjustment	Stock subscription rights
Balance as of March 31, 2007....	$304,780	$522,630	$4,081,070	$(407,760)	$4,500,720	$66,570	$ 8,610	$ 1,250	$ —
Dividends from surplus			(288,450)		(288,450)				
Net income................................			141,050		141,050				
Acquisition of treasury stock				(74,720)	(74,720)				
Net changes of items other than shareholders' equity...........						(50,380)	35,220	(2,530)	410
Balance as of March 31, 2008....	**$304,780**	**$522,630**	**$3,933,670**	**$(482,480)**	**$4,278,600**	**$16,190**	**$43,830**	**$(1,280)**	**$410**

CONSOLIDATED STATEMENTS OF CASH FLOWS

TAKEFUJI CORPORATION and Subsidiaries
For the years ended March 31, 2008, 2007 and 2006

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2008	2007	2006	**2008**
Cash Flows from Operating Activities:				
Income before income taxes	**¥ 10,542**	¥ —	¥ 70,402	**$ 105,420**
Loss before income taxes	**—**	(436,773)	—	**—**
Depreciation and amortization	**3,487**	3,457	3,401	**34,870**
Loss on impairment of fixed assets	**873**	160	47,525	**8,730**
Loss on integration or closure of branch offices	**1,168**	708	—	**11,680**
Loss on sales/disposal of tangible fixed assets	**53**	34	60	**530**
Increase in reserve for retirement benefits	**163**	51	475	**1,630**
Gain on participation in partnerships	**(121)**	(226)	—	**(1,210)**
Loss on participation in partnerships	**—**	—	369	**—**
Loss on sales of marketable securities	**—**	—	44	**—**
Gain on sales of investments in securities	**(377)**	—	(28,264)	**(3,770)**
Loss on devaluation of investments in securities	**385**	140	29	**3,850**
Gain on redemption of bonds	**—**	—	(188)	**—**
Loss on redemption of bonds	**—**	—	2,418	**—**
Direct cash loans made to customers	**(320,985)**	(547,751)	(651,803)	**(3,209,850)**
Direct cash loans collected from customers	**398,141**	511,083	572,036	**3,981,410**
Increase (decrease) in allowance for credit losses	**(7,264)**	832	13,430	**(72,640)**
Increase (decrease) in allowance for losses for refund of interest received from customers	**(102,542)**	466,298	22,500	**(1,025,420)**
Interest repaid (Portion of principal impaired)	**61,242**	44,669	—	**612,420**
Write-offs	**98,248**	100,279	108,504	**982,480**
Loss on liquidation of in-substance defeasance transaction	**29,691**	—	—	**296,910**
(Increase) decrease in accrued interest income on direct cash loans to customers	**2,056**	(613)	(192)	**20,560**
Increase of long-term deposits	**—**	(15,499)	(31,058)	**—**
Other, net	**5,776**	(9,339)	(10,088)	**57,760**
Sub Total	**180,536**	117,510	119,600	**1,805,360**
Dividends income received	**1,042**	1,203	2,668	**10,420**
Income taxes paid	**(5,523)**	(49,163)	(40,591)	**(55,230)**
Income taxes refunded	**11,546**	905	9,107	**115,460**
Net cash provided by operating activities	**187,601**	70,455	90,784	**1,876,010**
Cash Flows from Investing Activities:				
Decrease in time deposits (due over three months), net	**—**	—	500	**—**
Decrease in pledged bank deposits, net	**—**	—	3,032	**—**
Purchases of tangible fixed assets	**(1,336)**	(1,090)	(752)	**(13,360)**
Purchases of intangible fixed assets	**(2,328)**	(911)	(1,833)	**(23,280)**
Proceeds from redemption of marketable securities	**—**	4	278	**—**
Purchases of investments in securities	**(8)**	(315)	(655)	**(80)**
Proceeds from sales of investments in securities	**1,906**	795	42,126	**19,060**
Purchases of investments in partnerships	**—**	(105)	(515)	**—**
Proceeds from collection of investments in partnerships	**24**	34	103	**240**
Other, net	**1,487**	340	92	**14,870**
Net cash (used in) provided by investing activities	**(255)**	(1,248)	42,376	**(2,550)**
Cash Flows from Financing Activities:				
Proceeds from long-term borrowings	**43,500**	131,500	265,740	**435,000**
Repayments of long-term borrowings	**(104,580)**	(111,429)	(272,210)	**(1,045,800)**
Repayments for redemption of bonds	**(30,000)**	(68,000)	(153,491)	**(300,000)**
Acquisition or sales of treasury stock, net	**(7,472)**	(0)	(0)	**(74,720)**
Cash dividends paid	**(28,845)**	(32,362)	(23,216)	**(288,450)**
Net cash used in financing activities	**(127,397)**	(80,291)	(183,177)	**(1,273,970)**
Effect of exchange rate changes on cash and cash equivalents	**(2,574)**	158	1,603	**(25,740)**
Net (decrease) increase in cash and cash equivalents	**57,375**	(10,926)	(48,414)	**573,750**
Cash and cash equivalents at the beginning of the fiscal year	**96,096**	107,022	155,436	**960,960**
Cash and cash equivalents at the end of the fiscal year (Note 2 (13))	**¥ 153,471**	¥ 96,096	¥ 107,022	**$ 1,534,710**

The accompanying notes are an integral part of these statements.

1. Basis of Presenting the Consolidated Financial Statements

(1) Accounting principles

The accompanying consolidated financial statements have been prepared from accounts and records maintained by TAKEFUJI CORPORATION ("the Company") and its consolidated subsidiaries. The Company and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Companies Act and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards. The accounts and records of TWJ VC Co., Ltd., which is an overseas subsidiary, are maintained in conformity with accounting principles generally accepted in the United States of America. The accounts and records of other overseas subsidiaries, TWJ Euro Co., Ltd., and G.H Investment Co., Ltd., are maintained in accordance with local requirements in their respective country of incorporation. No adjustments have been made to those overseas subsidiaries' financial statements on consolidation, as allowed under accounting principles generally accepted in Japan. Relevant notes have been added, and certain items presented in the consolidated financial statements filed with the Financial Services Agency in Japan have been reclassified for the convenience of readers outside Japan.

(2) Principal shareholder of the Company

The late Mr. Yasuo Takei, the former chairman of the Board of Directors and the former CEO of the Company, was the principal shareholder of the Company. Mr. Takei (together with his family and certain companies controlled by members of his family (the Family Companies)) owned approximately 35 million shares or 25.43% of the outstanding shares of common stock with voting rights of the Company as of March 31, 2008 (25.25% as of March 31, 2007).

(3) United States dollar amounts

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan.The exchange rate of ¥100=US$1, a mean telegraphic transfer rate on March 31, 2008 offered by a prime Japanese bank, was used in translation. The inclusion of such amounts is not intended to imply that Japanese yen have been or could be readily converted, realized or settled in U.S. dollars at the rate or any other rate.

2. Summary of Significant Accounting Policies

(1) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries including overseas subsidiaries (together referred to as "the Group").

As of March 31, 2008, the subsidiaries are as listed below:

	Equity ownership percentage
1. Take One Co., Ltd.	100.0%
2. Kyoritsu Estate Co., Ltd.	100.0 (owned by Take One Co., Ltd.)
3. TWJ VC Co., Ltd.	100.0
4. Takefuji Capital Co., Ltd.	100.0
5. G.H Investment Co., Ltd.	100.0
6. TWJ Co., Ltd.	100.0
7. TWJ Euro Co., Ltd.	100.0
8. TDS Co., Ltd.	100.0

Note: The dissolution of TSR Co., Ltd. had been filed on December 14, 2007. Therefore, items of its financial statements were included in the consolidated financial statements until it was excluded from the scope of consolidation as of the filing date.
The accounts of the subsidiaries which use a fiscal year end other than March 31 are included in the consolidated financial statements after making appropriate adjustments for significant transactions during the periods from their respective fiscal year ends to March 31.

For the purposes of preparing the consolidated financial statements, all significant intercompany transactions, account balances and unrealized profits within the Group have been eliminated.

The acquisition cost less the fair value of net assets acquired is charged or credited to the consolidated statement of operations, as the case may be, in the year of acquisition.

(Additional Information)

From the current fiscal year, the Company has adopted "Implementation Guidance on Disclosures about Certain Special Purpose Entities" (Accounting Standards Board of Japan Guidance No.15 March 29, 2007).

Footnotes to the special purpose entities with disclosure requirements

1. Outlines of the special purpose entities with disclosure requirements along with outlines of transactions with these special purpose entities

   The Company is funding by utilizing trust beneficiary backed by the direct cash loans to customers originated by the Company, aiming to secure access to stable funding. Regarding this securitized funding activity, the Company uses a special purpose entity in the form of a limited company. Firstly the Company transfers the preferred portion of the trust beneficiary to the special purpose entity and then receives the fund from the special purpose entity which raises their funds by the issuance of the corporate bond, backed by the said transferred preferred assets as proceeds of the sale of the assets.

   The Company conducts the loan collection service and retains the subordinated portion of the trust beneficiary.

   As a result of the funding, as of March 31, 2008, there are two special purpose entities with which the Company has transactions and the total assets and liabilities owned by these special purpose entities as of the most recent closing date is ¥246,686 million and ¥246,665 million, respectively. The Company retains no stocks with shareholder voting rights of the both special purpose entities nor dispatches directors or employees.
2. Amount of transaction with the special purpose entities in the current consolidated fiscal year

   Outline of transactions with the special purpose entities have been omitted as the transfer of these assets to the special purpose entity is treated as financing transactions.

(2) Revenue recognition

Interest income on direct cash loans is recognized on an accrual basis. Accrued interest is recognized at either the contracted rate applied to individual loans or the maximum rate permitted by the Interest Rate Restriction Law, whichever is lower.

(3) Allowance for credit losses

In providing for possible credit losses on direct cash loans, the Company records an allowance for loans (including delinquent loans past due 30 days or less) based on an actual percentage based on all write-offs, including those arising from personal bankruptcy of customers. With respect to specific loans classified as doubtful such as delinquent loans past due for longer periods, the Company records an allowance for credit losses thereon at the estimated uncollectible amounts based on the write-offs of such loans with similar credit risk ratings over a certain period.

(Additional Information)

In the previous fiscal year, allowance for credit losses was calculated based upon the total amount of direct cash loans including loans which were subject to "allowance for losses for refund of interest recieved from customers," and then the portion included in "allowance for losses for refund of interest received from customers" was excluded afterwards.

As data were accumulated for losses incurred from the refunds of interest to the total write-offs, has become possible to identify these estimated losses separately from the others. Therefore, from the current fiscal year, allowance for credit losses is calculated excluding the amount of loans subject to "allowance for losses for refund of interest received from customers".

As a result, provisions for credit losses recorded in costs and expenses decreased by ¥13,273 million, operating income and income before income taxes increased by ¥13,273 million, and net income increased by ¥7,897 million.

(4) Write-offs of direct cash loans

The write-off of direct cash loans is made on the basis of evidence that clearly demonstrates the uncollectibility of the unpaid balances. Where the balances previously written off are subsequently recovered and collected, the amount is included in other income in the year of recovery.

(5) Allowance for losses for refund of interest received from customers

In providing for possible losses for refund of interest received from customers exceeding the upper limit of the interest rate prescribed under the Interest Rate Restriction Law, the Company records an allowance for losses for refund of interest received from customers based on the anticipated losses for refund reclaim from customers at the end of the current fiscal year.

(6) Valuation of securities

The Company classifies securities into different categories, each having a different accounting treatment depending on the purposes for which they are held. Trading securities are stated at market value; each market value is based on the quoted price at the end of the fiscal year. Accordingly, net unrealized gains and losses on trading securities are included in earnings. The cost of securities sold is computed using the weighted average method. Held-to-maturity debt securities are carried at amortized cost. A premium or a discount arising on acquisition is amortized using the straight-line method and recognized as an adjustment to interest. Securities not classified as trading securities or held-to-maturity debt securities are classified as other investments in securities.

Other investments in securities with market quotations are stated at market value; each market value is based on the quoted price at the end of the fiscal year. Net unrealized gains and losses for these other investments in securities are reported as a separate component of net assets, net of tax, and the cost of securities sold is computed using the weighted average method. Other investments in securities without market quotations are stated at cost based on the weighted average method.

(7) Property and equipment

Property and equipment are stated at cost. Depreciation is computed based on the declining balance method while the straight-line method is applied to buildings acquired on or after April 1, 1998.

The range of useful lives is principally from 10 to 50 years for buildings and leasehold improvements, and from 4 to 15 years for equipment, furniture and fixtures.

(Changes in accounting policy)

In accordance with the revision to the Corporate Tax Law, effective in the current fiscal year, the Company has changed the method of depreciation to that permitted under the revised Corporate Tax Law for tangible fixed assets acquired on or after April 1, 2007.

As a result of this change in accounting policy, operating income, income before income taxes and net income decreased by ¥62 million, respectively.

(Additional Information)

In accordance with the revision to the Corporate Tax Laws effective in the current fiscal year, the residual value (excluding the memorandum price) for tangible fixed assets acquired on or before March 31, 2007 is depreciated on the straight-line method for 5 years from the succeeding fiscal year after the book value of these assets has reached the residual value, 5% of the acquisition cost, calculated based on the method before the revision of the tax laws, and is included in the depreciation costs.

As a result, operating income, income before income taxes and net income decreased by ¥82 million, respectively.

(8) Intangible fixed assets

Costs of acquired internal-use software are amortized using the straight-line method over 5 years which is the estimated useful life. Other intangible fixed assets are amortized on the straight-line method.

(9) Accounting for lease transactions

Finance leases, other than those which are deemed to transfer the ownership of the leased assets to lessees, are accounted for by a method similar to that applicable to operating leases.

(10) Translation of foreign currency financial statements (accounts of overseas subsidiaries)

The balance sheets of overseas subsidiaries are translated into Japanese yen at the exchange rates as at the balance sheet date, except for net assets which are translated at historical rates. Revenues and expenses of overseas subsidiaries are translated into Japanese yen at the average annual exchange rate. Differences arising from such translation are shown as foreign currency translation adjustment and included in net assets.

(11) Income taxes

The Company and its consolidated subsidiaries adopt deferred tax accounting for preparation of consolidated financial statements. Income taxes are determined using the asset and liability method, where deferred tax assets and liabilities are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements.

(12) Reserve for retirement benefits

The Company and its consolidated subsidiaries record an allowance for retirement benefits to employees, which is determined based on the projected benefit obligations and the pension fund assets as at the balance sheet date. Actuarial gain or loss is charged or credited to income in the fiscal year next to the year when that was incurred.

(13) Cash and cash equivalents

All highly liquid investments with original maturities of three months or less are considered to be cash equivalents.

Cash and cash equivalents at March 31, 2008 and 2007 consist of the following items on the balance sheets:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Cash on hand and at banks	**¥ 43,564**	¥51,414	**$ 435,640**
Time deposits	**12,918**	6,696	**129,180**
Marketable securities	**13,000**	10,000	**130,000**
Short-term investments	**83,989**	27,986	**839,890**
Cash and cash equivalents at end of year	**¥153,471**	¥96,096	**$1,534,710**

(14) Amounts per share

Basic net income (loss) per share is computed based on the weighted average number of shares of common stock outstanding during each fiscal year. Diluted net income per share assumes the dilution that could occur if dilutive convertible bonds were converted into common stock at the beginning of the year or at the time of issuance (if later). The Company issued zero coupon convertible bonds in the year ended March 31, 2004, which have a dilutive effect on net income per share. Further, bonuses to directors are excluded from net income available to common shareholders in the computation of net income per share, which is determined through appropriation of retained earnings by resolution at the general shareholders' meeting subsequent to the fiscal year-end and not reflected in the accounts of the current year.

Basis for calculation of basic net income per share and diluted net income per share is as follows:

	Millions of yen			Thousands of U.S. dollars
	2008	2007	2006	**2008**
Net income	**¥14,105**	—	¥46,924	**$141,050**
Net loss	**—**	¥481,274	—	**—**
Less: Bonuses to directors	**(—)**	(—)	(44)	**(—)**
Net income for common shareholders	**¥14,105**	—	¥46,880	**$141,050**
Net loss for common shareholders	—	¥481,274	—	—

	Thousands of shares		
	2008	2007	2006
Weighted average shares of common stock	**140,172**	140,706	140,706
Effect of dilutive securities	**—**	—	3,989
Weighted average shares for diluted net income per share computation	**140,172**	140,706	144,695

	Yen			U.S. dollars
	2008	2007	2006	**2008**
Basic net income per share	**¥100.63**	—	¥333.18	**$1.01**
Basic net loss per share	**—**	¥3,420.42	—	**—**
Diluted net income per share	**—***	—**	323.99	**—***

* Net income per share-diluted is not presented since there are no potential dilutive stocks.
** Diluted net income per share after dilution has been omitted as the Company incurred net loss.

Cash dividends per share presented in the accompanying consolidated financial statements are dividends applicable to the respective years, including dividends to be paid after the end of the year.

(15) Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform to the presentation used for the year ended March 31, 2008 for the convenience of readers.

3. Marketable Securities and Investments in Securities

Marketable securities and investments in securities as of March 31, 2008 and 2007 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Marketable securities:			
Certificate of deposit	**¥13,000**	¥10,000	**$130,000**
	¥13,000	¥10,000	**$130,000**
Investments in securities:			
Equities with market quotations	**¥12,668**	¥20,678	**$126,680**
Equities without market quotations	**3,442**	4,421	**34,420**
Investment trust funds and other	**1,069**	1,478	**10,690**
	¥17,179	¥26,577	**$171,790**

Acquisition cost, book value (market value) and unrealized gain (loss) of marketable securities and investments in securities as of March 31, 2008 and 2007 are summarized as follows:

	Millions of yen		
	2008		
	Acquisition cost	Book value (market value)	Unrealized gain (loss)*
Marketable securities:			
Certificate of deposit	**¥13,000**	**¥13,000**	**¥ —**
Investments in securities:			
Equities with market quotations	**¥ 9,476**	**¥12,668**	**¥3,192**
Investment trust funds and other	**3,757**	**3,442**	**(315)**
	13,233	**16,110**	**2,877**
Market value not available	**1,045**	**1,069**	**24**
	¥14,278	**¥17,179**	**¥2,901**

	Thousands of U.S. dollars		
	2008		
	Acquisition cost	Book value (market value)	Unrealized gain (loss)*
Marketable securities:			
Certificate of deposit	**$130,000**	**$130,000**	**$ —**
Investments in securities:			
Equities with market quotations	**$94,760**	**$126,680**	**$31,920**
Investment trust funds and other	**37,570**	**34,420**	**(3,150)**
	132,330	**161,100**	**28,770**
Market value not available	**10,450**	**10,690**	**240**
	$142,780	**$171,790**	**$29,010**

	Millions of yen		
	2007		
	Acquisition cost	Book value (market value)	Unrealized gain (loss)*
Marketable securities:			
Certificate of deposit	¥10,000	¥10,000	¥ —
Investments in securities:			
Equities with market quotations	¥ 9,582	¥20,678	¥11,096
Investment trust funds and other	25	67	42
	9,607	20,745	11,138
Market value not available	5,854	5,832	(22)
	¥15,461	¥26,577	¥11,116

*Includes effect of exchange rate changes on investments in securities denominated in foreign currencies

Information on other securities sold during the fiscal years ended March 31, 2008 and 2007 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Proceeds on sales	**¥1,906**	¥798	**$19,060**
Gross realized gains	**377**	—	**3,770**
Gross realized losses	**—**	(1)	**—**

Write-down on impairment of investments in securities

The Company writes down the book value of equities when the market value declines by more than 50% of book carrying value, or the Company's management determines the decline to be other than temporary when the market value declines by more than approximately 30% but less than 50%.

During the fiscal years ended March 31, 2008 and 2007, certain investments in equity securities without market quotation was written down by nil and ¥107 million, respectively, and investments in equities securities with market quotations by ¥385 million (US$3,850 thousand) and ¥33 million, respectively.

4. Direct Cash Loans to Customers and Allowance for Credit Losses

Direct cash loans to customers

Delinquent loans receivable held by the Company as defined under the Law on Issue of Bonds by Moneylenders as of March 31, 2008 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Loans to bankrupt borrowers	**¥ 1,111**	¥ 862	**$ 11,110**
Delinquent loans	**96,545**	79,846	**965,450**
Delinquent loans past due three months or more	**38,787**	35,120	**387,870**
Restructured loans*	**101,437**	99,245	**1,014,370**

*The loans classified as restructured loans as of March 31, 2008 and 2007 include ¥94,807 million (US$948,070 thousand) and ¥92,857 million, respectively, of loan receivables which were current or less than 31 days past due.

Loans to bankrupt borrowers

Loans to bankrupt borrowers are loans under declaration of bankruptcy, reorganization and similar proceedings, and whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances.

Delinquent loans

Delinquent loans are loans whose interest is no longer accrued as income since the principal or interest on such loans is unlikely to be repaid in view of the considerable period of delinquencies of the principal and interest, or other circumstances, and do not include loans to bankrupt borrowers.

Delinquent loans past due three months or more

Delinquent loans past due three months or more are loans which are delinquent for three months or more from the date of interest or principal under the terms of the related loan agreements and do not include loans to bankrupt borrowers and other delinquent loans.

Restructured loans

Restructured loans are loans with concessionary interest rates, as well as loans with negotiated terms regarding the timing of interest and principal payment. Restructured loans do not include loans to bankrupt borrowers, delinquent loans and delinquent loans past due three months or more.

Committed lines of credit

A commitment line is normally set up when the Company makes a direct cash loan contract with an individual customer, whereby the Company is obligated to advance funds up to a predetermined amount to an individual customer upon request. At March 31, 2008 and 2007, the total outstanding balance of unused commitment lines was ¥382,069 million (US$3,820,690 thousand) and ¥411,392 million, including ¥221,754 million (US$2,217,754 thousand) and ¥241,388 million in commitment lines to customers with no outstanding loan balance, respectively.

The direct cash loan contract contains provisions that allow the Company to refuse advancing funds to customers or reduce the contract amount of the commitment under certain conditions. As such, the total balance of unused commitment does not necessarily impact the Company's future cash flows.

Allowance for credit losses

Changes in the allowance for credit losses account during the years ended March 31, 2008 and 2007 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Balance at beginning of year	**¥151,262**	¥ 150,430	**$1,512,620**
Write-offs	**(98,248)**	(100,279)	**(982,480)**
The allowance for the claimed overpayments included in the allowance for credit losses at the beginning of the fiscal year	**—**	(12,531)	**—**
Additions to allowance	**90,984**	113,642	**909,840**
Balance at end of year	**¥143,998**	¥ 151,262	**$1,439,980**

As described in Note 2 (3) above, the allowance for credit losses account is provided by the Company as an amount to cover expected credit losses.

5. Property and Equipment

Property and equipment as of March 31, 2008 and 2007 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Buildings	**¥ 16,020**	¥ 16,403	**$ 160,200**
Leasehold improvements	**13,491**	15,235	**134,910**
Vehicles	**81**	224	**810**
Machinery	**123**	128	**1,230**
Equipment, furniture and fixtures	**17,613**	17,757	**176,130**
	47,328	49,747	**473,280**
Less: Accumulated depreciation	**(35,265)**	(36,784)	**(352,650)**
	12,063	12,963	**120,630**
Land	**34,728**	35,084	**347,280**
Golf course	**195**	195	**1,950**
	¥ 46,986	¥ 48,242	**$ 469,860**

6. Leasehold Deposits and Other Assets

Leasehold deposits and other assets as of March 31, 2008 and 2007 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Leasehold deposits	**¥ 4,714**	¥ 6,153	**$ 47,140**
Long-term deposits	**46,556**	46,556	**465,560**
Other	**7,990**	2,434	**79,900**
	¥59,260	¥55,143	**$592,600**

In connection with the leases of office spaces and other, Japanese lessors require a certain amount of leasehold deposits equivalent to several months' rent. The leasehold deposits shown above usually do not bear interest and are generally returnable only when the lease is terminated. The lease terms are generally 3 to 5 years with options for renewal subject to renegotiation of rental fees.

Expenses for rental and leases pertaining to cancelable long-term lease commitments for employee housing and computer equipment are charged to income as incurred.

7. Long-term Debt

Long-term debt as of March 31, 2008 and 2007 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Loans from banks and other financial institutions (with interest rates ranging from 1.05% to 4.30% at March 31, 2008, and from 1.0% to 4.3% at March 31, 2007)*	**¥378,281**	¥ 439,361	**$3,782,810**
8.00% Senior Unsecured Notes due November 1, 2017 with currency swap contract (Note 15)	**3,665**	3,665	**36,650**
2.06% Senior Unsecured Notes due June 22, 2007	**—**	—	**—**
9.20% Senior Unsecured Notes due April 15, 2011 with currency swap contract (Note 15)	**54,902**	54,902	**549,020**
4.00% Senior Unsecured Notes due June 5, 2022**	**30,000**	30,000	**300,000**
4.50% Senior Unsecured Notes due October 22, 2032	**20,000**	20,000	**200,000**
Adjustable Coupon Unsecured Bonds due March 1, 2034***	**35,011**	33,275	**350,110**
Adjustable Coupon Unsecured Bonds due March 1, 2034***	**17,505**	16,637	**175,050**
	539,364	597,840	**5,393,640**
Less: Portion due within one year	**(94,274)**	(110,569)	**(942,740)**
	¥445,090	¥ 487,271	**$4,450,900**

* With respect to certain loans from banks and other financial institutions in an aggregate amount of ¥45,210 million and Company bonds in an aggregate amount of ¥58,567 million as of March 31, 2008, respectively, maturity may be accelerated if one or more of the following events occur:

1) The amount of net assets falls below ¥250,000 million
2) Net assets ratio falls below 10%
3) In case of the aggregate amount of income before income taxes and financial expenses against financial expenses being less than 100%
4) The percentage of cash and cash equivalents plus loans to customers against total assets falls below 40%
5) The write-off ratio exceeds 20%
6) The percentage of real estate and investments in securities against total assets exceeds 40%
7) The percentage of secured borrowings other than those loans secured by real estate against total current assets exceeds 80%
8) The total borrowings secured by perfected loans to customers exceeds net assets

** Since we had entered into a debt assumption contract in the consolidated fiscal year under review, we treated the bonds as redeemed and transferred the liabilities. However, the debt assumption contract was liquidated because the market value of the bonds fell in conjunction with the deterioration of the credit environment and the rapid worsening of liquidity for the bonds incorporated in the structured finance transaction, which were in turn associated with the fallout from the subprime mortgage crisis in the United States and Europe.

Loss of ¥29,691 million was recognized due to the above mentioned liquidation of in-substance defeasance transaction of unsecured domestic straight bonds, series No. 8 for 20 years.

*** The bondholders are entitled at their option to require the Company to redeem the bonds before the final redemption date if certain event occurs.

The Company borrows long-term funds under committed lines of credit. The Company has available committed lines of credit equal to a yen equivalent to US$3,500 million at March 31, 2008 and 2007.

At March 31, 2008, the outstanding balance under the committed lines of credit was a yen equivalent to US$1,974 million and remaining unused portion was a yen equivalent to US$1,526 million. At March 31, 2007, the outstanding balance under the committed lines of credit was a yen equivalent to US$2,414 million and remaining unused portion was a yen equivalent of US$1,086 million.

The Group's assets pledged as collateral as of March 31, 2008 and 2007 for long-term debt are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Direct cash loans to customers under the assignment by way of security	**¥549,834**	¥453,172	**$5,498,340**
Net book value of property and equipment	—	15,966	—
	¥549,834	¥469,138	**$5,498,340**

Long-term debt covered by the collateral as of March 31, 2008 and 2007 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Current portion of long-term debt	**¥ 55,260**	¥ 55,402	**$ 552,600**
Long-term debt	**174,873**	231,529	**1,748,730**
	¥230,133	¥286,931	**$2,301,330**

The 2008 and 2007 amounts stated in the above tables include direct cash loans to customers of ¥549,834 million (US$5,498,340 thousand) for 2008 and ¥453,172 million for 2007 and long-term debt (including current portion thereof) of ¥230,133 million (US$2,301,330 thousand) for 2008 and ¥284,231 million for 2007 under the direct cash loans-backed securitization transactions.

Besides the assets pledged as collateral shown above, at March 31, 2007, the Company committed to provide, if requested by financial institutions, direct cash loans to customers in the aggregate principal value of ¥2,531 million for securing the repayments of long-term debt of ¥2,300 million under the agreement for reserved collateral with the lenders.

The aggregate annual maturities of long-term loans with banks and other financial institutions, and bonds as of March 31, 2008 are as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2008	¥ 94,274	$ 942,740
2009	120,274	1,202,740
2010	82,055	820,550
2011	94,782	947,820
2012 and thereafter	147,979	1,479,790
	¥539,364	$5,393,640

8. Income Taxes

The Company is subject to a number of different income taxes which, in the aggregate, indicate a statutory income tax rate in Japan of approximately 40.5% for the years ended March 31, 2008.

The reconciliation between the statutory income tax rate and the effective income tax rate for the fiscal year ended March 31, 2008 and 2007 is as follows:

	2008
Statutory income tax rate	**40.5%**
Increase in taxes resulting from:	
Valuation allowance	**(77.1)%**
Per capita inhabitants taxes	**1.9%**
Other	**0.9%**
Effective income tax rate	**(33.8)%**

Items of the fiscal year ended March 31, 2007 have been omitted as they are not required for companies incurring a loss before income taxes.

The tax effects of temporary differences which give rise to significant portions of the deferred tax assets and liabilities as of March 31, 2008 and 2007 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	2008
Current deferred tax assets:			
Non-deductible portion of write-offs of principal amount	¥ 2,945	¥ 4,773	$ 29,450
Non-deductible portion of provisions for doubtful accrued interest income	2,503	2,428	25,030
Non-deductible portion of provisions for doubtful principal amount	23,910	13,623	239,100
Accrued bonuses	343	303	3,430
Other	292	276	2,920
Subtotal	¥ 29,993	¥ 21,403	$ 299,930
Valuation allowance	(4,309)	—	(43,090)
Total	¥ 25,684	¥ 21,403	$ 256,840
Current deferred tax liabilities:			
Enterprise taxes refundable	¥ (307)	¥ (799)	$ (3,070)
Net deferred tax assets	¥ 25,377	¥ 20,604	$ 253,770
Long-term deferred tax assets:			
Loss on devaluation of investments in securities	¥ 635	¥ 259	$ 6,350
Loss on devaluation of investments in affiliates	—	14,323	—
Loss on impairment of fixed assets	16,486	7,576	164,860
Non-deductible portion of provisions for losses for refund of interest received from customers	156,434	197,963	1,564,340
Non-deductible portion of provisions for retirement benefits	1,314	1,253	13,140
Accumulated deficit	29,247	—	292,470
Other	210	257	2,100
Subtotal	¥ 204,326	¥ 221,631	$ 2,043,260
Valuation allowance	¥(204,255)	¥(221,444)	$(2,042,550)
Total	¥ 71	¥ 187	$ 710
Long-term deferred tax liabilities:			
Net unrealized gains on other investments in securities	¥ (1,299)	¥ (4,538)	$ (12,990)
Deferred hedge gains or losses	(2,983)	(586)	(29,830)
Total	¥ (4,282)	¥ (5,124)	$ (42,820)
Net deferred tax liabilities	¥ (4,211)	¥ (4,937)	$ (42,110)

9. Retirement Plan and Retirement Benefits

Employees with more than two years of service for the Group are generally entitled to lump-sum retirement benefits determined by reference to their current rate of pay, length of service and conditions under which the termination occurs. In order to provide for such retirement benefits to employees, the Company has a funded non-contributory pension plan which covers a portion of the retirement benefits payable to the retiring employees. The benefits which are not covered by the funded pension plan are paid for by the Company, having recognized accrued costs for such a liability as an allowance for retirement benefits.

The following tables detail the components of pension costs, the funded status of the pension plans and major assumptions used to determine these amounts.

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Components of pension costs:			
Service cost	**¥496**	¥ 515	**$4,960**
Interest cost	**78**	75	**780**
Expected return on plan assets	**(49)**	(47)	**(490)**
Net amortization	**(10)**	(121)	**(100)**
Net pension costs	**¥515**	¥ 422	**$5,150**

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Funded status of pension plans:			
Projected benefit obligation	**¥(5,507)**	¥(5,222)	**$ 55,070**
Plan assets, at fair value	**2,073**	2,133	**20,730**
Projected benefit obligation in excess of plan assets	**(3,434)**	(3,089)	**(34,340)**
Unrecognized net (gains) losses	**189**	(9)	**1,890**
Reserve for retirement benefits	**¥(3,245)**	¥(3,098)	**$(32,450)**
Major assumptions used:			
Discount rate	**1.5%**	1.5%	
Expected return on plan assets	**2.3%**	2.3%	

The Company also provides for lump-sum retirement benefits to directors and corporate auditors, which are paid on a basis similar to that used for employees. While the Company has no legal obligation, it is a customary practice in Japan to make lump-sum payments to directors or corporate auditors upon retirement with the approval of the general meetings of shareholders. Annual provisions are made in the accounts for the estimated costs of this termination plan, which is not funded. The balance of reserve for retirement benefits in the accompanying consolidated balance sheets as of March 31, 2008 and 2007 included such provisions, relative to directors and corporate auditors, of ¥134 million (US$1,340 thousand) and ¥117 million, respectively.

10. Contingent Liabilities

As of March 31, 2008, the Company had no contingent liabilities.

During the previous year ended March 31, 2007, the Company derecognized the Senior Unsecured Notes due June 22, 2007 amounting to ¥30,000 million using debt assumption arrangements, which are considered to be an in-substance defeasance. This accounting treatment is permitted under accounting principles generally accepted in Japan when certain conditions are met. The Company has not been legally released from its primary obligations of those notes, however, the Company believed as of March 31, 2007 that repayment requests of those notes by the notes holders would be made to the Company.

11. Allowance for losses for refund of interest received from customers

Changes in the allowance for losses for refund of interest received from customers account during the years ended March 31, 2008 and 2007 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Balance at beginning of year	**¥488,798**	¥ 22,500	**$4,887,980**
Write-offs related to the refund of overpayment interest	**(61,242)**	(44,669)	**(612,420)**
Refund for claimed overpayment	**(99,154)**	(64,051)	**(991,540)**
Additions to allowance	**57,854**	575,018	**578,540**
Balance at end of year	**¥386,256**	¥488,798	**$3,862,560**

From the fiscal year ended March 31, 2007, the Company records an allowance for losses for refund to customers in accordance with the Auditing Treatment for Recording an Allowance for Losses from Claims to Consumer Finance Companies, etc. for Interest Refunding, Japanese Institute of Certified Public Accountants, Industry Audit Practice Committee Report No.37.

In the fiscal year ended March 31, 2007, with this change, the Company recorded ¥290,449 million in "Costs and Expenses," and ¥272,038 million as a provision to an allowance for losses for refund of interest received from customers in "Other Expenses (Income)." These provisions amount to the difference between ¥35,031 million, including ¥12,531 million transferred at the beginning of the fiscal year from the allowance for credit losses, and ¥307,069 million calculated in accordance with the standard noted above.

12. Lease Commitments

All finance lease contracts other than those by which the ownership of the leased assets is to be transferred to lessees, are accounted for as operating leases.

Lease expenses on finance lease contracts without ownership-transfer for the years ended March 31, 2008 and 2007 are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Lease expenses	**¥141**	¥386	**$1,410**

Assumed data as to acquisition cost, accumulated depreciation and net book value of the leased assets, which include the portion of interest thereon, are summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Acquisition cost	**¥447**	¥1,140	**$4,470**
Accumulated depreciation	**(443)**	(996)	**(4,430)**
Net book value	**¥ 4**	¥144	**$ 40**

The amount of outstanding future lease payments due at March 31, 2008 and 2007, which include the portion of interest thereon, is summarized as follows:

	Millions of yen		Thousands of U.S. dollars
	2008	2007	**2008**
Future lease payments			
Due within one year	**¥ 3**	¥141	**$30**
Due over one year	**—**	3	**—**
Total	**¥ 3**	¥144	**$30**

No impairment loss is provided for leased assets.

13. Loss on Impairment of Fixed Assets and Integration or Closure of Branch Offices

During the current consolidated fiscal year, loss on branch office closure of ¥1,168 million (US$11,680 thousand) was recorded due to the cease of 69 manned branch offices. Losses on impairment of fixed assets were accrued for branch office closure in the amount of ¥141 million (US$1,410 thousand) as well as the telephone rights in the amount of ¥392 million (US$3,920 thousand).

For the year ended March 31, 2007, a loss on branch closure of ¥708 million was recorded due to the cease of 111 unmanned branches and 92 manned branches. Additionally, a loss on impairment of fixed assets for branch closure was accrued for the amount of ¥113 million.

In addition, due to the serious deterioration of profitability and the consecutive decline in land prices for a part of the assets for rent and etc., the carrying amount of those assets were written down to the value that is estimated to be recoverable, resulting in a loss on impairment of fixed assets amounting ¥340 million (US$3,400 thousand) for the year ended March 31, 2008.

14. Shareholders' Equity

(1) Treasury Stock

The General Meeting of Shareholders held on June 29, 2004 approved that the Company amended its statutes of corporation regarding acquisition of treasury stock so that the Company is able to acquire treasury stock upon the resolution at the Board of Directors' meeting in accordance with the revision to the Japanese Commercial Code.

The Board of Directors' meeting held on September 27, 2007, resolved to establish a limit of 3 million shares, ¥10,000 million, to treasury stock acquisition from October 1, 2007 to February 29, 2008, in accordance with Companies Act. The Board of Directors' meeting held on March 17, 2008, also resolved the treasury stock acquisition of maximum of 1,200 thousand shares, ¥3,000 million, in accordance with the Companies Act. During the fiscal year ended March 31, 2008, the Company has acquired an aggregate of 3,057 thousand shares of its common stock for a total purchase amount of ¥7,471 million.

(2) Retained earnings

The Japanese Companies Act provided that an amount equivalent to at least 10% of dividends from retained earnings must be appropriated as a legal reserve until the reserve balance reaches 25% of common stock. The Company's legal reserve amount included in "retained earnings" was ¥7,619 million (US$76,190 thousand) and ¥7,619 as of March 31, 2008 and 2007, respectively. Under the Japanese Companies Act, companies are allowed to draw down a portion of the statutory reserve (additional paid-in capital and legal reserve) amount in excess of 25% of common stock. The excess portion may be available for dividends, provided that certain procedures required under the Japanese Companies Act have been taken, and shareholders' approval was obtained at the shareholders' meeting.

15. Footnotes to Stock Options

Current consolidated fiscal year (from April 1, 2007 to March 31, 2008)

1. Amount and account of stock options expensed in the current fiscal year

Other of other operating expenses......... 41 million yen ($410 thusand)

2. Summary and changes of stock options

(1) Outline of stock options

	Stock options granted in fiscal year ended March 31, 2008
Title and number of grantees	Employees of the Company—2,507
Type and number of stock options (Note)	Common stocks—536,750 shares
Grant date	November 29, 2007
Conditions for vesting	Grantees are required to remain directors, corporate auditors or employees of the Company, or in other similar positions until stock options are exercised.
Requisite service period	No requisite service periods have been specified.
Exercise period	From November 9, 2009 to November 8, 2011

Note: The number of stock options is presented as the number equivalent to common stocks.

(2) Stock options granted and changes

The details of stock options existed in the fiscal year ended March 31, 2008 are given below. The number of stock options is presented as the number equivalent to common stocks.

(A) Number of stock options

	Stock options granted in fiscal year ended March 31, 2008
Before vested (Shares)	
Previous fiscal year end	—
Granted	536,750
Forfeited	15,650
Vested	—
Outstanding	521,100

(B) Price information

	Stock options granted in fiscal year ended March 31, 2008	
	(Yen)	(U.S. dollars)
Exercise price	¥ 2,825	$28.25
Average exercise price	¥ —	—
Fair assessed value at the grant date	¥ 517	$ 5.17

3. Valuation technique used for Method of estimating the fair assessed value of the share subscription rights

Stock options granted in the fiscal year under review were valuated using the following valuation technique.

(1) Valuation technique: Black-Scholes option-pricing model

(2) Principle parameters used in the option-pricing model were as follows:

	Stock options granted in fiscal year ended March 31, 2008
Share price volatility (Note 1)	39.42%
Estimated remaining period until maturity (Note 2)	3 years
Expected dividends (Note 3)	180 yen per share (US$1.8 per share)
Risk-free interest rate (Note 4)	0.84%

Notes: 1. The expected volatility was calculated based on the actual stock prices during three years from December 2004 to November 2007.
2. The average expected life could not be estimated rationally because of insufficient data. As a result, it was estimated assuming that the options would be exercised at the mid point of the exercise period.
3. Expected dividends were given based on the expected dividends for the fiscal year ended March 2008.
4. The risk-free interest rate used is the rate of Japanese government bond yield corresponding to the average expected life.

4. Method of estimating the number of stock options vested

A method that reflects the average employee turnover rate over the past three years has been adopted to rationally estimate the number of stock options that will be forfeited in the future.

16. Derivative Financial Instruments

The Company uses derivative financial instruments, which comprise interest rate and currency swap, interest rate swap and bond option agreements, to reduce its exposure to market risks from fluctuations in interest rate, foreign currency exchange and market price of bonds against bonds and loans. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company considers that there is no significant credit risk arising from default by counter-parties, as they are major financial institutions in the international financial market.

All derivative transactions that the Company enters into are approved by the board of directors and under administration of the finance department of the Company. The conditions and results of such transactions are reported timely to the board of directors. With regard to interest rate and currency swap, and interest rate swap agreements, the Company uses the deferral method based on the short-cut method assuming that there is no ineffectiveness in the hedging relationship between hedged items and hedging instruments. For the years ended March 31, 2008 and 2007, contractual values or notional amounts, fair value and unrealized gains/losses of derivative transactions related to foreign currency and interest rate are not required to be presented, because those derivative transactions are accounted for as a hedge.

For the years ended March 31, 2008 and 2007, contract amounts, fair values and unrealized gains/losses of derivative transactions related to bond prices are as follows:

	Millions of yen			
	2008			
	Contract amounts	Contract amounts over one year	Fair values	Unrealized gains/losses
Bond option contract				
Buy				
Call option	**¥120,000***	**¥120,000***	**—**	**¥(1,661)**
	(1,661)	**(1,661)**		
Total	**¥120,000**	**¥120,000**	**—**	**¥(1,661)**

	Contract amounts	Contract amounts over one year	Fair values	Unrealized gains/losses
	Thousands of U.S. dollars			
	2008			
Bond option contract				
Buy				
Call option	**$1,200,000***	**$1,200,000***	**—**	**$(16,610)**
	(16,610)	**(16,610)**		
Total	**$1,200,000**	**$1,200,000**	**—**	**$(16,610)**

	Contract amounts	Contract amounts over one year	Fair values	Unrealized gains/losses
	Millions of yen			
	2007			
Bond option contract				
Buy				
Call option	¥120,000*	¥120,000*	—	¥(841)
	(841)	(841)		
Total	¥120,000	¥120,000	—	¥(841)

*Option fees are shown in the parenthesis below the contract amounts.

17. Related Party Transactions

Transactions between related parties during the previous consolidated fiscal year from April 1, 2006 to March 31, 2007;

Directors and primary individual shareholders, etc.
Attribution: Companies of which directors and their relatives have the majority of the voting rights, including their subsidiaries

Name	Address	Capital	Business or post	Ratio of voting rights held	Relationship: Directors involved	Relationship: Business	Transactions	Amount transacted	Account	Outstanding balance at the end of the fiscal year
Daio Co., Ltd.	Tokyo Suginami-ku	¥10 million US$100,000	Real estate rent	Direct 5.5% Indirect 0.0%	Additional post 1	Use of facility	Payment for use of facility	¥51 million US$510,000	Prepaid expense	¥4 million US$40,000
									Account payable	¥1 million US$10,000
Safeman Ltd.	Tokyo Shinjuku-ku	¥10 million US$100,000	Real estate rent	Direct 0.1%	—	Rent	Rent	¥2 million US$20,000	Prepaid expense	¥0 million US$0
						Guarantee money	Guarantee money	— —	Guarantee money deposited	¥2 million US$20,000
Kyoei Co., Ltd.	Tokyo Suginami-ku	¥10 million US$100,000	Real estate rent	Direct 0.0%	—	Rent	Rent	¥4 million US$40,000	Prepaid expense	¥0 million US$0
						Guarantee money	Guarantee money	— —	Guarantee money deposited	¥7 million US$70,000

Notes: 1. Comsumption taxes are included in the transactions.
2. All conditions and methods of the transactions mentioned above are determined by the same way as general transactions in consideration of market supply and demand as well as the trend of market prices and others.
3. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Safeman Ltd. indirectly through Marutake Sangyo Ltd.
4. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Kyoei Co., Ltd. indirectly through Daio Co., Ltd. and Marutake Sangyo Ltd.
5. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Daio Co., Ltd. and Marutake Sangyo Ltd. directly or indirectly.

Transactions between related parties during the current consolidated fiscal year from April 1, 2007 to March 31, 2008;

Directors and primary individual shareholders, etc.

Attribution: Directors and their relatives

Name	Address	Capital	Business or post	Ratio of voting rights held	Relationship: Directors involved	Relationship: Business	Transactions	Amount transacted	Account	Outstanding balance at the end of the fiscal year
Taketeru Takei	—	— / —	Representative director & senior managing director	Direct 5.0% Indirect 5.7%	—	—	Condolence money	¥40 million / US$400,000	—	—

Attribution: Companies of which directors and their relatives have the majority of the voting rights, including their subsidiaries

Name	Address	Capital	Business or post	Ratio of voting rights held	Relationship: Directors involved	Relationship: Business	Transactions	Amount transacted	Account	Outstanding balance at the end of the fiscal year
Marutake Sangyo Ltd.	Tokyo Suginami-ku	¥6 million / US$60,000	Real estate rent	Direct 5.4% Indirect 2.3%	—	—	Proceed of sale of land	¥48 million / US$480,000	—	—
							Gain on sale of land	¥13 million / US$130,000		
Daio Co., Ltd.	Tokyo Suginami-ku	¥10 million / US$100,000	Real estate rent	Direct 5.6% Indirect 0.0%	Additional post 1	Use of facility	Payment for use of facility	¥53 million / US$530,000	Prepaid expense	¥4 million / US$40,000
									Account payable	¥1 million / US$10,000
Safeman Ltd.	Tokyo Shinjuku-ku	¥10 million / US$100,000	Real estate rent	Direct 0.1%	—	Rent	Rent	¥2 million / US$20,000	Prepaid expense	¥0 million / US$0
						Guarantee money	Guarantee money	—	Guarantee money deposited	¥2 million / US$20,000
Kyoei Co., Ltd.	Tokyo Suginami-ku	¥10 million / US$100,000	Real estate rent	Direct 0.0%	—	Rent	Rent	¥2 million / US$20,000	—	—

Notes: 1. Comsumption taxes are included in the transactions.
2. All conditions and methods of the transactions mentioned above are determined by the same way as general transactions in consideration of market supply and demand as well as the trend of market prices and others.
3. The rent agreement with Kyoei Co., Ltd. was ended due to the closure of branch office.
4. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Safeman Ltd. indirectly through Marutake Sangyo Ltd.
5. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Kyoei Co., Ltd. indirectly through Daio Co., Ltd. and Marutake Sangyo Ltd.
6. Taketeru Takei, a director of the Company, and his relatives have 100% of voting rights of Daio Co., Ltd. and Marutake Sangyo Ltd. directly or indirectly.

18. Segment information

The Companies' operations by business segment for the years ended March 31, 2008 and 2007 have not been disclosed, as the Companies' business other than "Financial services" was immaterial.

Geographical segment information and overseas sales have been omitted, as such sales were immaterial.

19. Subsequent Events

(1) The appropriation of retained earnings of the Company for the year ended March 31, 2008, which was proposed by the Board of Directors and approved at the General Meeting of Shareholders held on June 27, 2008 is as follows:

	Millions of yen	Thousands of U.S. dollars
Appropriations:		
Cash dividends (¥90 per share)	¥12,388	$123,880
Total	¥12,388	$123,880

(2) The Company issued Euro-yen Convertible Bonds with certain acquisition stipulation (cash settlement stipulation) and with stock acquisition rights incorporated in the bonds with certain conversion restrictions stipulation on June 19, 2008 by third-party allotment, based on the resolution of the General Meeting of the Board of Directors on May 23, 2008.

1. Type of bonds: Euro-yen Convertible Bonds due 2018 with stock acquisition rights embedded in the bonds
2. Number of bonds: 1,400 (denomination of ¥50 million ($500 thousand) each)
3. Issue price: 100% of the principal amount of the bonds
4. Total issue price: ¥70 billion ($700 thousand)
5. Issue date: June 19, 2008
6. Coupon: 1.5 per cent per annum
7. Redemption method: redeem at 100% of denomination
8. Due date: June 19, 2018
9. Details of stock acquisition rights
   (1) Conversion price: ¥2,352 (US$23.52) per share
   (2) Exercise period: From July 3, 2008 to June 5, 2018
   (3) Cash settlement stipulation: The rights for the Company to acquire all the remaining convertible bonds in exchange for assets distribution (if the conversion price is below the bonds' denomination, cash equivalent to bonds' denomination; if the conversion price is above the denomination price, cash equivalent to bonds' denomination and shares equivalent to conversion marginal gain) after a certain period of prior notice at the Company's discretion, after 7 years, utilizing the acquisition stipulation provided by the new Companies Act.
   (4) Conversion restriction stipulation: Stipulation that does not allow investors to exercise stock acquisition rights unless the stock price becomes a certain level above the conversion price. As for these convertible bonds, in the first 9 years, stock acquisition rights can be exercised if the stock price becomes above 120% of the conversion price for 20 or more trading days during the last 30 days of the previous quarter; in the 10th year, stock acquisition rights can be exercised if the stock price becomes above 120% for one or more trading days.
10. Details of pledge: No pledge or guarantee is provided
11. Use of fund: General operating fund and repayment of existing interest-bearing debt

(3) Cancellation of treasury stock

The Company cancelled treasury stock in accordance with the Companies Act, Article 178, as resolved at the General Meeting of the Board of Directors held on June 27, 2008. The details are as follows:

(1) Reason: Enhancement of shareholders' value through decreasing the number of shares issued
(2) Method of cancellation: Decreasing the retained earnings
(3) Stock type: Common stock
(4) Number of stocks cancelled: 3,000,000 shares
(5) Total amount of stocks cancelled: ¥15,005 million ($150,050 thousand)
(6) Number of issued shares outstanding after cancellation: 144,295,200 shares
(7) Cancellation date: June 30, 2008

(4) Acquisition of treasury stock

The Company resolved acquisitions of treasury stock at the General Meeting of the Board of Directors held on June 27, 2008, under the provision of Article 156 of the Companies Act, which should be read in accordance with the provision of Article 165, paragraph 3.

(1) Reason: To allow the Company to adopt flexible capital policies in accordance with changes in the business environment
(2) Method of acquisition: Purchases in market
(3) Number of stocks to be acquired (maximum): 3,000,000 shares
(4) Total acquisition cost (maximum): ¥7,000 million ($70,000 thousand)
(5) Acquisition period: From July 1, 2008 to December 29, 2008

ERNST & YOUNG SHINNIHON

■ Certified Public Accountants
Hibiya Kokusai Bldg.
2-2-3, Uchisaiwai-cho
Chiyoda-ku, Tokyo, Japan 100-0011
C.P.O. Box 1196, Tokyo, Japan 100-8641

■ Tel: 03 3503 1100
Fax: 03 3503 1197

The Board of Directors
Takefuji Corporation

We have audited the accompanying consolidated balance sheet of Takefuji Corporation (the "Company") and consolidated subsidiaries as of March 31, 2008, and the related consolidated statements of operations, changes in net assets, and cash flows for the year then ended, all expressed in yen. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated balance sheet of the Company and consolidated subsidiaries as of March 31, 2007, and the related consolidated statements of operations, changes in net assets, and cash flows for each of the two years in the period ended March 31, 2007 were audited by other auditors whose report dated June 28, 2007 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Takefuji Corporation and consolidated subsidiaries at March 31, 2008, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Japan.

Additional information

1. As described in Note19. "Subsequent Events", the Company issued Euro-yen Convertible Bonds with certain acquisition stipulation (cash settlement stipulation) and with stock acquisition rights incorporated in the bonds with certain conversion restrictions stipulation on June 19, 2008 by third-party allotment, based on the resolution of the General Meeting of the Board of Directors held on May 23, 2008.

2. As described in Note 19. "Subsequent Events", the Company cancelled treasury stock on June 30, 2008 as resolved at the General Meeting of the Board of Directors held on June 27, 2008.

3. As described in Note 19. "Subsequent Events", the Company resolved acquisitions of treasury stock at the General Meeting of the Board of Directors held on June 27, 2008.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2008 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and , in our opinion, such translation has been made on the basis described in Note 1(3).

Ernst & Young ShinNihon

June 30, 2008

DIRECTORS, AUDITORS, AND OFFICERS


Vice Chairman
Hikaru Kondo


Representative Director & President
Akira Kiyokawa


Representative Director & Vice President
Taketeru Takei


Managing Director & Executive Officer
Katsunori Aita


Managing Director & Executive Officer
Kengo Sato


Director & Executive Officer
Tsunefumi Shindo


Director & Executive Officer
Satoru Shishido


Director & Executive Officer
Mikio Yamamoto


Director & Executive Officer
Akiko Hokazono


Director & Executive Officer
Shigefumi Nakamura


Director & Executive Officer
Junichi Yoshida


Director & Executive Officer
Tadashi Tojo


Director & Executive Officer
Shigeo Sato


Independent Director
Akiyuki Nagase


Corporate Auditor (Full-time)
Hiroshi Hirai


Corporate Auditor (Full-time)
Takeshi Kasai


Independent Corporate Auditor (Full-time)
Toshiyuki Tsuchiya


Independent Corporate Auditor (Part-time)
Yoshihiro Ogura


Executive Officer
Kazuo Iwaki


Executive Officer
Hirofumi Hosoi

Organization Chart / Corporate Data


General Meeting of Shareholders
Board of Corporate Auditors
Board of Directors
Executive Committee
President
Compliance Committee
Risk Management Committee
IT Management Committee
Compliance Administrative Dept.
CSR Promotion Office
Customer Relations Office
Inspection Dept.
Internal Control Office
Corporate Planning Dept.
Cost Performance Dept.
Legal Dept.
Examination Dept.
Accounting Dept.
Finance Dept.
Investor Relations Office
Information System Dept.
Secretariat Office
General Affairs Dept.
General Affairs Section
Property Administration and Development Section
Personnel Dept.
Personnel Section
Labor Relations Section
Training and Education Dept.
Public Relations Dept.
Advertising Dept.
Business and Marketing Division
New Office Development Dept.
Business Administration Dept.
Business Administration Section
Customer Information Management Section
Secured Loan Business Office
Business Operation Dept.
Operations Section
Loan Administration Dept.
Credit Card Business Dept.
East Japan
Sapporo Regional Branch
Sendai Regional Branch
Tokyo Regional Branch
Yokohama Regional Branch
West Japan
Nagoya Regional Branch
Osaka Regional Branch
Okayama Regional Branch
Fukuoka Regional Branch

* nformation is current as of June 27, 2008.

Corporate Name:	TAKEFUJI CORPORATION
Head Office:	15-1, Nishi-Shinjuku 8-chome Shinjuku-ku, Tokyo 163-8654, Japan
Date of Establishment:	January 1966
Capital Stock:	¥30,477.9 million
Business:	Consumer Finance
Number of Branch Offices:	1,500 (including 1,139 unmanned branch offices and 1 Internet office)
Number of Employees:	2,625 (Full-time, Non-Consolidated)
Consolidated Subsidiaries:	Take One Co., Ltd. Kyoritsu Estate Co., Ltd. TWJ VC Co., Ltd. Takefuji Capital Co., Ltd. G.H Investment Co., Ltd. TWJ Co., Ltd. TWJ Euro Co., Ltd. TDS Co., Ltd.
Internet Website:	http://www.takefuji.co.jp/corp_e/
Transfer Agent for Shares:	Mizuho Trust and Banking Co., Ltd. 2-1, Yaesu 1-chome, Chuo-ku, Tokyo 103-8670, Japan

Information is current as of March 31, 2008.

GRI* G3 Content Index

Item	Indicators	Page
1 Strategy and Analysis		
1.1	Statement from the CEO	2-11
1.2	Description of key impacts, risks, and opportunities	2-11,13
2 Organizational Profile		
2.1	Name of the organization	89
2.2	Primary brands, products, and/or services	11,18-21
2.3	Operational structure of the organization	88
2.4	Location of organization's headquarters	89
2.5	Countries of operation	89
2.6	Nature of ownership and legal form	15,89
2.7	Markets served	8,39,48-49,54
2.8	Scale of reporting organization	2,89
2.9	Significant changes during the reporting period	5,45
2.10	Awards received in the reporting period	29
3 Report Parameters		
Report profile		
3.1	Reporting period for information provided	91
3.2	Date of most recent previous report	91
3.3	Reporting cycle	91
3.4	Contact point for questions	91
Report scope and boundary		
3.5	Process for defining report content	10-11,13
3.6	Boundary of the report	91
3.7	Limitations on the scope or boundary of the report	91
3.8	Basis for reporting on joint ventures, subsidiaries, leased facilities, etc	21
3.9	Data measurement techniques	5,19,31
3.11	Significant changes from previous reporting periods	91
GRI Content Index		
3.12	GRI Content Index	90
4 Governance, Commitments, and Engagement		
Governance		
4.1	Governance structure of the organization	14-15,88
4.2	Indication whether chairperson is also an executive officer	14-15
4.3	Independent and/or non-executive members	87
4.4	Mechanisms for shareholders and employees to provide recommendations or direction to the highest governance body	15,17,25
4.5	Executive compensation and performance	15
4.6	Processes to avoid conflicts of interest in the highest governance body	14-15
4.8	Internally developed statements of mission or values, codes of conduct, and principles	12
4.9	Management of economic, environmental, and social performance	13,14
Commitments to external initiatives		
4.11	Precautionary approach or principle	15,22,30
4.12	External charters, principles, or other initiatives	90
4.13	Memberships in associations	4,9
Stakeholder engagement		
4.14	Stakeholder groups	13
4.15	Identification and selection of stakeholders	13
4.16	Approaches to stakeholder engagement	13-14,19,25,28-29
4.17	Key topics and concerns raised by stakeholders	10,13,19
5 Performance Indicators		
Economic		
Economic Performance		
EC1	Direct economic value generated and distributed	6-7,13,34-38
Indirect Economic impacts		
EC8	Infrastructure investments and services for public benefit	29
Environmental		
Energy		
EN3	Direct energy consumption	31
Emissions, effluents, and waste		
EN16	Greenhouse gas emissions	31
Labor practices and decent work		
Employment		
LA1	Breakdown of workforce	26-27
LA3	Benefits to full-time employees	27
Training and education		
LA10	Average hours of training per year per employee	27
Diversity and equal opportunity		
LA13	Composition of governance bodies and breakdown of employees per category according to indicators of diversity	26-27,87
Society		
Community		
SO1	Programs that assess and manage the impacts of operations on communities, including entering, operating, and exiting	20-21
Corruption		
SO2	Programs that assess and manage the impacts of operations on communities, including entering, operating, and exiting	15
SO3	Employees trained in anti-corruption	17
SO4	Response to incidents of corruption	2-3,6
Compliance		
SO8	Sanctions for non-compliance	2-3,6
Product Responsibility		
Customer health and safety		
PR1	Improving health and safety impacts of products and services	22-23
PR2	Total number of incidents of non-compliance with products and services	-
Product and service labeling		
PR3	Type of product and service information required by procedures	19,32
PR4	Total number of incidents of non-compliance	-
PR5	Practices related to customer satisfaction	18-19
Marketing Communications		
PR6	Programs for adherence to laws, standards, and voluntary codes	10-11,19,32
PR7	Total number of incidents of non-compliance	2-3,6
Customer privacy		
PR8	Total number of substantiated complaints	-
Compliance		
PR9	Monetary value of significant fines for non-compliance concerning products and services	-

Financial Services Sector Supplement:

Item	Indicators	Page
Social Performance Indicators		
CSR Management		
CSR1	CSR policy	12-13
CSR2	CSR organization	12-13
CSR4	Management of sensitive issues	19
CSR5	Non-compliance	2-3,6
CSR6	Stakeholder dialogue	13,17,19,25-29
Internal Social Performance		
INT1	Internal CSR policy	26~27
INT7	Employee profile	26~27
Performance to Society		
SOC1	Charitable contributions	28-29
SOC2	Economic value added	6-7,13,34-38
Environmental Performance Indicators		
F1	Description of environmental policies	30
F5	Improving employee competency in addressing environmental risks and opportunities	28-31

*Global Reporting Initiative (GRI) is an international non-profit organization that was established in late 1997 with the mission of developing globally applicable guidelines for sustainability reporting.

Editorial Policy

TAKEFUJI CORPORATION (Takefuji or "the Company") has compiled this report to assist its stakeholders in gaining a comprehensive understanding of the economic, environmental and social aspects of the Company's activities.

In recent years, non-financial information including corporate social responsibility (CSR) has come to be highlighted in the evaluation of business enterprises throughout the world. To meet such trends, the Company has been striving to integrate financial and non-financial information. As part of this effort, since last year the Company has incorporated the CSR Report, which previously had been issued separately, into the Annual Report.

This year's report aims to help stakeholders build a comprehensive understanding of Takefuji's core business and CSR activities by newly adding "Facts & Figures (Major Managerial Indicators & Business Process)."

Period Covered

This report covers mainly the period from April 1, 2007 to March 31, 2008. There are, however, some reports on activities that fall outside this period.

Publication Information

July 2008 (Previous publication date: July 2007; reporting cycle: annual). Publication of next issue tentatively scheduled for July 2009.

Reference Guidelines

This report has been edited with reference to the Sustainability Reporting Guidelines 2006 and Financial Services Sector Supplement of the Global Reporting Initiative (GRI).

For more information, please contact:

TAKEFUJI CORPORATION
Investor Relations Office
TEL: +81-3-3365-8011
FAX: +81-3-3365-8070

Y shop 武富士

END

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